CUSIP No. 038240107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Applied Solar, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

038240107
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2009
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038240107

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to

Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)           Shared Voting Power
Beneficially Owned                                             753,322,321
by Each Reporting
Person With                                          (9)           Sole Dispositive Power
 -0-

(10)	Shared Dispositive Power
753,322,321

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
753,322,321

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
84.8% (1)

(14)	Type of Reporting Person (See Instructions)
IN

-------------------------
(1)           Based on 887,964,836 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13D.

CUSIP No. 038240107

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)           Shared Voting Power
Beneficially Owned                                              753,322,321
by Each Reporting
Person With                                          (9)           Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
753,322,321

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
753,322,321

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
84.8% (1)

(14)	Type of Reporting Person (See Instructions)
IN

-------------------------
(1)           Based on 887,964,836 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13D.

CUSIP No. 038240107

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                 (8)           Shared Voting Power
Beneficially Owned                                              753,322,321
by Each Reporting
Person With                                           (9)          Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
753,322,321

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
753,322,321

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
84.8% (1)

(14)	Type of Reporting Person (See Instructions)
OO

-------------------------
(1)           Based on 887,964,836 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13D.

CUSIP No. 038240107

Item 1.                      Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust (“Trust”), David Gelbaum and Monica Chavez Gelbaum (collectively as the “Reporting Persons”) with the Securities and Exchange Commission on July 19, 2007 (the “Initial Schedule 13D”) and prior amendments thereto.  Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.  Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

Reporting Persons beneficially own 753,322,321 shares of Issuer’s Common Stock (the “Shares”) representing 84.8% of the issued and outstanding securities of the Issuer calculated in accordance with Rule 13D-3 of the Securities Exchange Commission.

This Amendment No. 7 is being made to disclose that on July 28, 2009, Quercus APSO, LLC (“Quercus APSO”), an affiliate of the Reporting Persons, and the Issuer entered into that certain Asset Purchase Agreement  (the “APA”), pursuant to which Quercus APSO agreed to acquire substantially all of the assets of the Issuer and Solar Communities I, LLC, a wholly-owned subsidiary of the Issuer.  The purchase consideration offered by Quercus APSO under the APA includes, without limitation, the assumption or waiver of certain indebtedness owed by the Issuer to the Reporting Persons, the assumption of certain of the Issuer’s obligations to third parties and cash.  The APA is subject to approval of the United States Bankruptcy Court for the District of Delaware (the “BK Court”) and certain other contingencies and conditions, including, without limitation, overbid by third parties. 1

In addition, Reporting Persons and Issuer have entered into that certain Debtor-In-Possession Credit and Security Agreement on July 28, 2009 (the “DIP Agreement”), pursuant to which the Reporting Persons provided to the Issuer funding of up to $1,465,000 in working capital, on a secured, superpriority basis, funded in bi-weekly increments.  The loans made pursuant to DIP Agreement bear interest at the rate of ten percent (10%) per annum, and matures on the 85th day immediately following July 24, 2009.  The DIP Agreement contains covenants and restrictions on the incurrence of liens, the incurrence of indebtedness and other customary covenants.  The BK Court has approved the DIP financing on an interim basis, subject to final approval in the coming weeks.

As a result of the DIP Agreement, the APA and transactions contemplated thereby, the Reporting Persons may potentially acquire all or substantially all of the assets of the Issuer and Solar Communities I, LLC through the Chapter 11 sale process.

Moreover, the Reporting Persons expressly retain their rights to further modify their plans with respect to the transactions described in this Amendment No. 7 or any prior amendment or the Initial Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate different plans and proposals which could result in the occurrence of any other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

1   Ths Issuer and solar Communities I, LLC filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.  The Issuer’s Chapter 11 petition is being administered under Chapter 11 Case No. 09-12623 (MFW).

CUSIP No. 038240107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)
Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)	Asset Purchase Agreement entered into by and between the Issuer and Quercus APSO, LLC, an affiliate of the Reporting Persons, on July 28, 2009.

(c)	Debtor-In-Possession Credit and Security Agreement entered into by and between the Issuer and the Reporting Persons on July 28, 2009.

Item 7.             Material to Be Filed as Exhibits

       Exhibit A:    Agreement Regarding Joint Filing of Amendment No. 7 to Schedule 13D.

       Exhibit B:    Form of Assets Purchase Agreement entered into by and between the Issuer and Quercus APSO,LLC, an affiliate of the Reporting Persons, on July 28, 2009.

       Exhibit C:    Form of Debtor-In-Possession Credit and Security Agreement entered into by and between theIssuer and the Reporting Persons on July 28, 2009.

CUSIP No. 038240107

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: August 14, 2009
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 038240107

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 7 to Schedule 13D

The undersigned agree that this Amendment No. 7 to Schedule 13D with respect to the Common Stock of Applied Solar, Inc. is a joint filing being made on their behalf.

Dated: August 14, 2009
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

ASSET PURCHASE AGREEMENT

dated as of July 24, 2009

among

QUERCUS APSO, LLC
as Purchaser,

and

APPLIED SOLAR, INC.

and

SOLAR COMMUNITIES I, LLC,
as Sellers

DB1/62683978.3

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER	27
5.1 Corporate Organization	27
5.2 Authorization and Validity	27
5.3 No Conflict or Violation	27
5.4 Consents and Approvals	27
5.5 No Brokers or Finders	28
5.6 Financing	28
5.7 Legal Proceedings	28
5.8 No Other Representations and Warranties	28

ARTICLE VI COVENANTS AND OTHER AGREEMENTS	28
6.1 Pre-Closing Covenants of Sellers	28
6.2 Pre-Closing Covenants of Purchaser	31
6.3 Other Covenants of Sellers and Purchaser	31
6.4 Employment Covenants and Other Undertakings	32
6.5 Non-Assignment of Contracts	33
6.6 Casualty	34
6.7 Name Change	35

ARTICLE VII TAXES	35
7.1 Taxes Related to Purchase of Acquired Assets	35
7.2 Waiver of Bulk Sales Laws	35

ARTICLE VIII BANKRUPTCY COURT MATTERS	35
8.1 Motions	35
8.2 Assigned Contracts	35
8.3 Procedure	36
8.4 Purchaser Protections	36

ARTICLE IX CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES	36
9.1 Conditions Precedent to Performance by Sellers	36
9.2 Conditions Precedent to the Performance by Purchaser	37

ARTICLE X CLOSING AND DELIVERIES	38
10.1 Closing	38
10.2 Sellers' Deliveries	39
10.3 Purchaser's Deliveries	39

ARTICLE XI TERMINATION	39
11.1 Conditions of Termination	40
11.2 Effect of Termination	41
11.3 Expense Reimbursement	41

ARTICLE XII MISCELLANEOUS	42
12.1 Survival	42
12.2 Further Assurances	42
12.3 Successors and Assigns	42
12.4 Governing Law; Jurisdiction	42
12.5 Expenses	43
12.6 Severability	43
12.7 Notices	43
12.8 Amendments; Waivers	44
12.9 Entire Agreement	44
12.10 Seller Disclosures	45
12.11 Headings	45
12.12 Electronic Delivery; Counterparts	45
12.13 Waiver of Jury Trial	45
12.14 General Release	46

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bankruptcy Sale Order
Exhibit C	Form of Bidding Procedures Order
Exhibit D	Form of Bill of Sale

Schedule 1.1-1	Leased Property
Schedule 1.1-2	Liens for Taxes
Schedule 1.1-3	Statutory Liens
Schedule 1.1-4	Other Liens
Schedule 2.2(f)	Other Excluded Assets
Schedule 2.2(h)	Non-Assignable Permits
Schedule 2.3(f)	Other Assumed Liabilities
Schedule 2.3(g)	Identified A/P
Schedule 2.3(h)	Assumed Membrane Warranty Obligations
Schedule 2.3(i)	Assumed Tile Warranty Obligations
Schedule 2.4(a)(xxiv)	Other Excluded Liabilities
Schedule 2.5(a)	Assignable Contracts
Schedule 4.3(a)	Conflicts
Schedule 4.3(b)	Consents of Third Parties
Schedule 4.5	Contracts
Schedule 4.6	Real Property Leases
Schedule 4.7	Intellectual Property
Schedule 4.8	Taxes
Schedule 4.9	Employee Benefit Plans
Schedule 4.12	Insurance
Schedule 4.13	Sellers’ Brokers or Finders
Schedule 4.14	Litigation; Proceedings
Schedule 5.5	Purchaser’s Brokers or Finders

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 24, 2009 (the “Execution Date”), is made among (i) Quercus APSO, LLC, a Delaware limited liability company (“Purchaser”), and (ii) Applied Solar, Inc., a Nevada corporation (“ASI”), and Solar Communities I, LLC, a Delaware limited liability company (“SCI” and collectively with ASI, “Sellers” and each a “Seller”).

RECITALS

A. Sellers conduct the business of developing and commercializing solar technologies for residential, commercial and industrial applications and arranging financing through power purchase agreements to facilitate such applications (the “Business”).

B. On the date hereof (the “Petition Date”), Sellers intend to file voluntary petitions for relief (the “Bankruptcy Case”) pursuant to Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the “Bankruptcy Code”), and in concert with such filing, seek the entry of an order by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) approving this Agreement and authorizing Sellers to consummate the transactions contemplated hereby and by the other transaction documents.

C. Sellers desire to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Sellers, pursuant to Sections 363 and 365 of the Bankruptcy Code, the Acquired Assets and Assumed Liabilities as more specifically provided herein.

D. The board of directors, managers or applicable governing body of each Seller has determined that it is advisable and in the best interests of their respective estates and the beneficiaries of such estates to consummate the transactions provided for herein pursuant to the Bidding Procedures Order and the Bankruptcy Sale Order and has approved this Agreement.

E. The transactions contemplated by this Agreement are subject to the approval of the Bankruptcy Court and will be consummated only pursuant to the Sale Order after such order is entered in the Bankruptcy Case.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Sellers and Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Terms Defined.  As used in this Agreement, the following terms have the following meanings:

“2093603 Ontario” means 2093603 Ontario, Inc., a corporation organized under the laws of the Province of Ontario, Canada, the outstanding shares of which, other than Class A shares, are held by ASI.

"Acquired Assets" are those assets described in Section 2.1.

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or use the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning set forth in the Preamble.

"Allocation Statement" has the meaning set forth in Section 3.2.

"Alternate Transaction" means a transaction or series of related transactions pursuant to which Sellers (a) accept a Qualified Bid, other than that of Purchaser, as the highest or best offer, or (b) sell, transfer, lease or otherwise dispose of, directly or indirectly, including through an asset sale, stock sale, merger, reorganization or other similar transaction (by Sellers or otherwise), including a Court-approved stand-alone plan of reorganization or refinancing, all or substantially all of the Acquired Assets (or agree to do any of the foregoing) in a transaction or series of transactions to a party or parties other than Purchaser, or seek to do any of the foregoing as set forth in this clause (b).

"Ancillary Agreement" means any agreement, document or instrument (other than this Agreement) that any Seller or Purchaser, as applicable, enters into or delivers in connection with the consummation of the transactions contemplated hereby.

“ASI” has the meaning set forth in the Preamble.

"Assignable Contract" means any Contract to which any Seller is a party that such Seller is permitted under the Bankruptcy Code to sell and assign other than an Employee Benefit Plan.

"Assigned Contracts" has the meaning set forth in Section 2.5(a).

"Assignment and Assumption Agreement" means the Assignment and Assumption Agreement in substantially the form annexed hereto as Exhibit A evidencing the assignment to and assumption by Purchaser of all rights and obligations under the Assigned Contracts.

"Assumed Liabilities" has the meaning set forth in Section 2.3.

“Assumed Membrane Warranty Obligations” has the meaning set forth in Section 2.3(h).

“Assumed Tile Warranty Obligations” has the meaning set forth in Section 2.3(i).

"Assumption Notice" has the meaning set forth in Section 2.5(b).

"Auction" means the auction for the sale of Sellers' assets conducted by Sellers if, and only if, any Qualified Bid is received pursuant to the Bidding Procedures Order.

"Bankruptcy Case" has the meaning set forth in the Recitals.

"Bankruptcy Code" has the meaning set forth in the Recitals.

"Bankruptcy Court" has the meaning set forth in the Recitals.

"Bankruptcy Sale Order" means an order, in all material respects in the form of Exhibit B, issued by the Bankruptcy Court, which Bankruptcy Sale Order shall be acceptable to Purchaser in its sole discretion.

“Barnabus” means Barnabus Energy Inc., a corporation organized under the laws of the Province of Alberta, Canada and wholly-owned subsidiary of ASI.

"Bidding Procedures Motion" means a motion, in form and substance satisfactory to Purchaser, to approve the Bidding Procedures Order.

"Bidding Procedures Order" means an order, in all material respects in the form of Exhibit C, issued by the Bankruptcy Court that, among other things, establishes procedures for an auction process to solicit competing bids.

"Bill of Sale" means the Bill of Sale in all material respects in the form of Exhibit D conveying to Purchaser title to all of the Acquired Assets.

"Budget" means the budget provided pursuant to the DIP Credit Agreement to the Lender (as defined therein).

"Business" has the meaning set forth in the Recitals.

"Business Day" means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in Delaware are authorized by Law or other governmental action to close.

"Business Employees" means all of the employees of Sellers whose job function primarily relates to the Business.

"Cash" means all cash (including checks received prior to the Closing, whether or not deposited or cleared prior to the Closing), cash equivalents and short-term investments.

“Cash Proceeds” has the meaning set forth in Section 3.1(a)(iv).

"Casualty" has the meaning set forth in Section 6.6.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) and any Regulations promulgated thereunder.

"Claim" has the meaning ascribed by Bankruptcy Code §101(5), including all rights, claims, causes of action, defenses, debts, demands, damages, offset rights, setoff rights, recoupment rights, obligations, and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto.

"Closing" has the meaning set forth in Section 10.1.

"Closing Date" has the meaning set forth in Section 10.1.

"COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985.

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

"Contract" means any agreement, contract, lease, sublease, purchase order, arrangement, license, commitment or other binding arrangement or understanding, whether written or oral, and any amendments, modifications or supplements thereto.

“CRE” means Connect Renewable Energy, Inc., a Nevada corporation and wholly-owned subsidiary of ASI.

"Credit Agreements" means: (a) that certain Loan and Security Agreement, dated as of May 18, 2009, by and between ASI, as borrower, and Quercus, as lender, as amended by Amendment No. 1 thereto dated as of June 11, 2009, by and between ASI, as borrower, and Quercus, as lender, as further amended by Amendment No. 2 thereto dated as of June 19, 2009, by and between ASI, as borrower, and Quercus, as lender, as further amended by Amendment No. 3 thereto dated as of July 7, 2009, by and between ASI, as borrower, and Quercus, as lender, and as further amended by Amendment No. 4 thereto dated as of July 21, 2009, by and between ASI, as borrower, and Quercus, as lender, and as the same may have been otherwise amended, supplemented, restated, or otherwise modified from time to time prior to the Petition Date; (b) that certain Loan and Security Agreement, dated as of April 29, 2008, by and between ASI, as borrower, and Quercus, as lender, as the same may have been amended, supplemented, restated, or otherwise modified from time to time prior to the Petition Date; (c) that certain Guaranty, dated as of June 19, 2009, by SCI, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Quercus, as lender; (d) that certain Guaranty, dated as of July 7, 2009, by SCI, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Quercus, as lender; and (e) that certain Guaranty, dated as of July 21, 2009, by SCI, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Quercus, as lender.  The term “Credit Agreements” also includes all related loan and security documents and other documents evidencing the indebtedness of ASI, SCI, CRE, WaterEye, 2093603 Ontario and SRS to Quercus.

"Credit Bid Amount" has the meaning set forth in Section 3.1(a).

"Cure Amounts" means all amounts, costs and expenses required by the Bankruptcy Court to cure all defaults under the Assigned Contracts so that they may be sold and assigned to Purchaser pursuant to Sections 363 and 365 of the Bankruptcy Code.

"Designation Right Contract" has the meaning set forth in Section 2.5(b).

"Designation Right Period" has the meaning set forth in Section 2.5(b).

"DIP Credit Agreement" means that certain Credit Agreement of even date herewith by and among ASI, as borrower, SCI, as guarantor, and Quercus, as lender, as amended, modified or restated.

"DIP Orders" means the interim and final orders of the Bankruptcy Court approving Sellers' entry into the DIP Credit Agreement.

"Documents" means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, Web pages, etc.), cost of pricing information, business plans, quality control records and procedures, blueprints, accounting and tax files, all files, customer files and documents (including credit information), personnel files for employees, supplier lists, records, literature and correspondence, including materials relating to Inventories, services, marketing, advertising, promotional materials, Intellectual Property, and other similar materials to the extent related to, used in, held for use in, or with respect to, the Business or the Acquired Assets in each case whether or not in electronic form, whether or not physically located on any of the Leased Properties, but excluding (i) personnel files for employees of Sellers who are not hired by Purchaser as of the Closing Date (except records necessary for Purchaser to provide COBRA coverage if required by Law) and (iii) any materials exclusively related to any Excluded Assets.

"Electronic Delivery" has the meaning set forth in Section 12.12.

"Employee Benefit Plans" means all (a) employee pension benefit plans as defined in Section 3(2) of ERISA, (b) employee welfare benefit plans as defined in Section 3(1) of ERISA, and (c) stock option, bonus, deferred compensation, retention, severance, or termination pay plans or policies or any other plans or policies providing for compensation or benefits (including any employment, severance, change in control or similar agreement or any arrangement relating to a sale of the Business), in each case, that is maintained, administered, or contributed to (or with respect to which any obligation to contribute has been undertaken) by a Seller or any ERISA Affiliate and that covers any current or former employee, director, or consultant of any Seller (or their dependents, spouses or beneficiaries).

"Encumbrances" means, to the extent not considered a Lien, any security interest, lien, collateral assignment, right of setoff, debt, obligation, liability, pledge, levy, charge, escrow, encumbrance, option, right of first refusal, restriction (whether on transfer, disposition or otherwise), third party right, right limited to any Seller (or, for the purpose of Section 12.14, Purchaser) personally, other agreement term tending to limit any right or privilege of any Seller (or, for the purpose of Section 12.14, Purchaser) under any Contract, conditional sale contract, title retention contract, mortgage, lease, deed of trust, hypothecation, indenture, security agreement, easement, license, servitude, proxy, voting trust, transfer restriction under any shareholder or similar agreement, or any other agreement, arrangement, contract, commitment, understanding or obligation of any kind whatsoever, whether written or oral, or imposed by any Law, equity or otherwise.

"Environmental Laws" has the meaning set forth in Section 4.11.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any trade or business (whether or not incorporated) which is treated as a single employer with any Seller under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

"Excluded Assets" has the meaning set forth in Section 2.2.

"Excluded Contracts" has he meaning set forth in Section 2.5(b).

"Excluded Environmental Liabilities" means any Liability or investigatory, corrective or remedial obligation, whenever arising or occurring, arising under Environmental Laws with respect to Sellers, the Business, the Acquired Assets or the Leased Properties (including any arising from the on-site or off-site Release, threatened Release, treatment, storage, disposal, or arrangement for disposal of Hazardous Materials) whether or not constituting a breach of any representation or warranty herein and whether or not set forth on any schedule attached hereto.

"Excluded Liabilities" has the meaning set forth in Section 2.4.

"Execution Date" has the meaning set forth in the Preamble.

"Expense Reimbursement" means the documented actual, reasonable out-of-pocket costs and expenses (including fees and expenses of counsel) incurred by Purchaser and/or its Affiliates in connection with the negotiation, documentation and implementation of this Agreement and the transactions contemplated hereby and all proceedings incident thereto up to a maximum of $350,000.00.

"Federal Rules of Bankruptcy Procedure" means the rules of bankruptcy courts promulgated by the United States Supreme Court and published as an appendix to Title 11 of the United States Code.

"FF&E" means all equipment, machinery, fixtures, furniture and other tangible property owned by Sellers (unless sold to any third party in the ordinary course of business or pursuant to order of the Bankruptcy Court with the consent of Quercus and not in violation of this Agreement) or used or useful in the operation of the Business or the Acquired Assets (including all such property that is damaged), including all attachments, appliances, fittings, lighting fixtures, signs, doors, cabinets, partitions, mantels, motors, pumps, screens, plumbing, heating, air conditioning, refrigerators, freezers, refrigerating and cooling systems, waste disposal and storing, wiring, telephones, televisions, monitors, security systems, carpets, floor coverings, wall coverings, office equipments, computers (including point-of-sale terminals and systems), registers and safes, trash containers, meters and scales, combinations, codes and keys, and any other furniture, fixtures, equipment and improvements.

"Governmental Authority" means any federal, state, local court, tribunal, governmental department, agency, board or commission, regulatory or supervisory authority, or other administrative, governmental or quasi-governmental body, subdivision or instrumentality.

"Hazardous Materials" shall mean (a) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (b) any waste, material, or substance defined as a "hazardous substance," "hazardous material," or "hazardous waste" or "pollutant" or otherwise regulated under any applicable Environmental Law.

"Improvements" means buildings, structures, systems, facilities, easements, rights-of-way, privileges, improvements, licenses, hereditaments, appurtenances and all other rights and benefits belonging, or in any way related, to the Leased Property.

"Indebtedness" with respect to any Person means any obligation of such Person for borrowed money, and in any event shall include (a) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (b) the face amount of all letters of credit issued for the account of such Person, (c) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens or Encumbrances, (d) capitalized lease obligations, (e) all guarantees and similar obligations of such Person, (f) all accrued interest, fees and charges in respect of any indebtedness and (g) all prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any indebtedness.

"Intellectual Property" means all rights of Sellers and their Affiliates in and to (a) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions, reexaminations, provisionals, divisions, renewals, revivals, and foreign counterparts thereof and all registrations and renewals in connection therewith, (b) trademarks, service marks, trade dress, logos, trade names and corporate names and other indicia of origin and corporate branding, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) works of authorship, copyrightable works, copyrights and all applications, registrations and renewals in connection therewith, (d) mask works and all applications, registrations and renewals in connection therewith, (e) trade secrets, inventions and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, assembly, test, installation, service and inspection instructions and procedures, technical, operating and service and maintenance manuals and data, hardware reference manuals and engineering, programming, service and maintenance notes and logs), (f) Software, (g) Internet addresses, uniform resource locaters, domain names, Websites and Web pages, (h) any and all other intellectual property and proprietary rights, and (i) goodwill related to all of the foregoing, in each case to the extent used or useful in the operation of the Business or related to the Acquired Assets.

"Interest" means "interest" as that term is used in Bankruptcy Code Section 363(f).

"Inventories" means all tires, automotive parts, automotive accessories, packaging materials, miscellaneous consumable inventories and stores and supplies owned or held for sale by Sellers or that are otherwise included in the Acquired Assets and are permitted to be sold and transferred under applicable Law.

"Law" means any law, statute, ordinance, regulation, rule, code or rule of common law or otherwise of, or any order, judgment, injunction or decree issued, promulgated, enforced or entered by, any Governmental Authority.

"Leased Property" means all the real property leased, subleased or licensed by Sellers that is used or useful in connection with the operation of the Business, all of which is described on Schedule 1.1-1.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted), including any liability for Taxes.

"Lien" has the meaning given to that term in the Bankruptcy Code.

"Material Adverse Effect" means a state of facts, event, change or effect with respect to the Business, the Acquired Assets, the Assumed Liabilities or the enforceability of any Assigned Contract that results in or could reasonably be expected to result in a material adverse effect on or change in the results of operations or condition (financial or otherwise) of Sellers, the Acquired Assets (including the Assigned Contracts) taken as a whole, or the Business, but excludes any state of facts, event, change or effect caused by events, changes or developments relating to (a) changes or conditions affecting the industries in which Sellers operate generally; and (b) changes in economic, regulatory or political conditions generally; provided, in each case, that any such change does not have a disproportionate effect on Sellers, the Acquired Assets taken as a whole, or the Business.

"Obligations" means collectively the Prepetition Obligations and the DIP Obligations as each such term is defined in the DIP Orders.

"Orders" means the Bankruptcy Sale Order and the Bidding Procedures Order.

"Organizational Amendments" has the meaning set forth in Section 6.7.

"Permits" means all certificates of occupancy or other certificates, permits, authorizations, filings, approvals and licenses used, useable or useful in the operation of the Business or the use or enjoyment or benefit of the Acquired Assets.

"Permitted Liens" means: (a) Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, which are listed on Schedule 1.1-2; (b) statutory liens arising in the ordinary course of business that are not overdue and that do not materially affect the value or use of the affected asset, all of which are listed on Schedule 1.1-3; (c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social-security legislation; (d) easements, rights-of-way, restrictions and other similar encumbrances other than monetary encumbrances, judgments and monetary liens that in each case do not in any case materially detract from the value or use of the property subject thereto or materially interfere with the ordinary conduct of the business of Sellers at the property subject thereto; (e) encumbrances, pledges or other Liens pursuant to this Agreement, the Credit Agreements or the DIP Credit Agreement; and (f) Liens set forth on Schedule 1.1-4.

"Person" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority or other entity.

"Petition Date" has the meaning set forth in the Recitals.

"Proceeding" has the meaning set forth in Section 2.4(a)(ix).

"Purchaser" has the meaning set forth in the Preamble.

"Purchaser Plans" has the meaning set forth in Section 6.4(b).

"Purchase Price" has the meaning set forth in Section 3.1.

"Qualified Bid" means competing bids pre-qualified for the Auction in accordance with the Bidding Procedures Order.

“Quercus” means The Quercus Trust.

"Real Property Leases" means all of Sellers' right, title and interest in all leases, subleases, licenses, concessions and other agreements (written or oral) and all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Sellers hold a leasehold estate in, or are granted the right to use leased real property.

"Related Person" means, with respect to any Person, all present and future directors, officers, members, managers, stockholders, employees, controlling persons, Affiliates, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.

"Release" shall have the meaning set forth in CERCLA.

"Released Claims" has the meaning set forth in Section 12.14.

“Sale” means the sale of the Acquired Assets and other transactions contemplated by this Agreement.

"Sale Hearing" means the hearing to consider the entry of the Bankruptcy Sale Order.

"Schedules" has the meaning set forth in Section 6.1(c).

“SCI” has the meaning set forth in the Preamble.

"Seller" and "Sellers" have the meaning set forth in the Preamble.

"Sellers' Knowledge" means the actual (and not constructive or imputed) knowledge of David Field, Aidan Shields, Christopher Gopal, Chris Frank, Dalton Sprinke, David Trepeck and Alan Whiting, in each case, without duty of inquiry.

“Series B Note” means that certain Series B Convertible Note, dated September 19, 2007, issued by Open Energy Corporation, now known as Applied Solar, Inc., to Quercus in the original principal amount of $20,000,000.00, together with that certain Securities Purchase Agreement, dated as of September 19, 2007, and all of their respective related documents.

“Series B Note Obligations” means any obligation or Liability of Sellers related to the Series B Note.

"Software" means any computer program, operating system, application, system, firmware or software of any nature, point-of-entry system, peripherals, and data whether operational, active, under development or design, nonoperational or inactive, including all object code, source code, comment code, algorithms, processes, formulae, interfaces, navigational devices, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, visual expressions, technical manuals, tests scripts, user manuals and other documentation therefor, whether in machine-readable form, virtual machine-readable form, programming language, modeling language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature, and all databases necessary or appropriate in connection with the operation or use of any such computer program, operating system, application, system, firmware or software.

“SRS” means Solar Roofing Systems, Inc., a corporation organized under the laws of the Province of Ontario, Canada, the outstanding common stock of which is owned by 2093603 Ontario.

"Subsidiary" means any Person whose securities or other ownership interests having by their terms the power to elect a majority of the board of directors or other persons performing similar functions are owned or controlled, directly or indirectly, by any Seller or one or more Subsidiaries, or which is owned 50% or more, directly or indirectly, by any Seller or any of its Subsidiaries.

“Suntech Agreements” means: (a) that certain manufacturing and license agreement, entered into on December 17, 2008, by and between Open Energy Corporation, now known as Applied Solar, Inc., with Wuxi Suntech Power Co., LTD, relating to solar membrane products; (b) that certain manufacturing and license agreement entered into on November 25, 2008, by and between Open Energy Corporation, now known as Applied Solar, Inc., and Wuxi Suntech Power Co., LTD, relating to solar roof tile products; and (b) the Suntech Forbearance Agreement.

“Suntech Forbearance Agreement” means that certain Forbearance and Repayment Agreement dated September 12, 2008 by and between ASI and Suntech America, Inc.

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, whether payable by reason of contract, assumption, transferee liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law), which taxes shall include all income taxes, payroll and employee withholding, unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workers' compensation, customs duties, registration, documentary, value-added, alternative or add-on minimum, estimated, environmental (including taxes under Section 59A of the Code) and other assessments or obligations of the same or a similar nature, whether arising before, on or after the Closing Date.

"Tax Return" means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

"Transaction Taxes" has the meaning set forth in Section 7.1.

"Transferred Employees" has the meaning set forth in Section 6.4(a).

"Trust Fund Taxes" means liabilities for sales, use, withholding, trust fund or other employment related taxes for which officers and directors may have personal liability for non-payment under applicable law.

"WARN Act" means the Worker Adjustment and Retraining Notification Act, as amended, or any similar applicable Law.

“WaterEye” means WaterEye Corporation, a Nevada corporation and wholly-owned subsidiary of ASI.

1.2 Interpretation. When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(a) Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(b) The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(c) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d) A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(e) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(f) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(g) Any reference in this Agreement to $ shall mean U.S. dollars.

(h) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
PURCHASE AND SALE OF THE ACQUIRED ASSETS

2.1 Purchase and Sale of Assets  Pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, on the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Sellers, and Sellers shall sell, transfer, assign, convey and deliver to Purchaser, all of Sellers' right, title and interest in, to and under the Acquired Assets, free and clear of all pledges, security interests, Liens, Claims, Interests or Encumbrances (other than Permitted Liens).  Purchaser shall be entitled to assign all or a portion of its rights under this Agreement to one or more Affiliates.  "Acquired Assets" shall mean all of the, direct or indirect, right, title and interest of Sellers in and to the tangible and intangible assets, properties, rights, claims and Contracts used in, held for use in, or related to the Business (but excluding Excluded Assets) as of the Closing, including:

(a) all Cash;

(b) all accounts receivable, rebates, refunds and other receivables of Sellers;

(c) all Inventories;

(d) all deposits (including, with respect to the Acquired Assets, customer deposits and security deposits (whether maintained in escrow or otherwise) for rent, electricity, telephone or otherwise) and prepaid charges and expenses of Sellers as they relate to the Acquired Assets;

(e) all rights of Sellers under each Real Property Lease included within the Assigned Contracts, in each case together with Sellers' interests in and to all Improvements and fixtures located on the Leased Property subject to such Real Property Lease or attached thereto, and other appurtenances thereto, and Sellers' rights in respect thereof;

(f) all FF&E;

(g) all Intellectual Property;

(h) all Assigned Contracts;

(i) all Documents;

(j) all Permits, unless non-assignable as a matter of Law;

(k) all rights under or arising out of all insurance policies relating to the Business or the Acquired Assets, unless non-assignable as a matter of Law;

(l) all rights of Sellers under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with employees and agents of Sellers or with third parties, including non-disclosure or confidentiality, non-compete, or non-solicitation agreements entered into in connection with the Auction;

(m) any rights, claims or causes of action of Sellers for claims arising out of the operation of the Business;

(n) all rights of Sellers under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold, or services provided, to Sellers or to the extent affecting any Acquired Assets other than any warranties, representations and guarantees pertaining to any Excluded Assets;

(o) all causes of action arising under Chapter 5 of the Bankruptcy Code relating to the Business and the Acquired Assets, including (i) any actions against or otherwise involving any counterparty to any Assigned Contract, any post-Closing employees, officers or directors of the Business, including Transferred Employees, and/or any of Sellers' lenders, landlords or vendors and/or (ii) relating to the ongoing or future operations of the Business;

(p) all causes of action of whatever kind and nature (including, without limitation, all claims and causes of action arising under Chapter 5 of the Bankruptcy Code), whether known or unknown, of Sellers and/or Sellers’ bankruptcy estates against Wuxi Suntech Power Co., LTD, Suntech America, Inc., Suntech Power Holdings Co., Ltd. and/or any of their respective Affliates;

(q) all equity interests held by ASI in the following entities:  CRE, WaterEye, 2093603 Ontario and Barnabus; and

(r) all goodwill and other intangible assets associated with the Business and the Acquired Assets, including customer and supplier lists.

2.2 Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, nothing herein shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Sellers shall retain all right, title and interest to, in and under, and all obligations with respect to the Excluded Assets.  For all purposes of and under this Agreement, and as the same may be amended pursuant to Section 2.5 and Section 2.6, the term "Excluded Assets" shall mean:

(a) any asset of Sellers that otherwise would constitute an Acquired Asset but for the fact that it is conveyed, leased or otherwise disposed of, in the ordinary course of Sellers' business prior to the Closing Date not in violation of this Agreement;

(b) the corporate books and records of internal corporate proceedings, tax records, work papers and other records that Sellers are required by Law to retain; provided, however, that copies of the foregoing items shall be provided by Sellers to Purchaser upon Purchaser's request at Purchaser's sole expense;

(c) the rights of Sellers under this Agreement and all consideration payable or deliverable to Sellers under this Agreement, but excluding cash flows under any Assigned Contract or any net profits generated by operation of the Business on or after the Closing Date;

(d) all rights and interests in connection with, and assets of, any Employee Benefit Plan;

(e) the capital stock or other equity interests of any Seller;

(f) the assets listed on Schedule 2.2(f);

(g) all rights under or arising out of insurance policies that are non-assignable as a matter of Law;

(h) all rights under or arising out of Permits that are non-assignable as a matter of Law and listed on Schedule 2.2(h); and

(i) all Contracts that are not Assigned Contracts.

2.3 Assumption of Liabilities.  Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the time of the Closing, to assume, pay, perform and discharge the following liabilities and obligations (the "Assumed Liabilities"):

(a) all Cure Amounts due and owing under any Assigned Contracts;

(b) all of Sellers' liabilities and obligations under the Assigned Contracts accruing after the Closing;

(c) all ordinary course liabilities and obligations with respect to the Acquired Assets arising after the Petition Date to the extent (i) relating to conduct of the Business after the Petition Date through the Closing Date and (ii) set forth in the Budget;

(d) all ordinary course compensation liabilities or other obligations, which are to be honored by Purchaser in the ordinary course, relating to Transferred Employees existing as of the Closing Date, including accrued vacation, other paid time-off, and accrued gross payroll liabilities and obligations, (including payroll taxes accrued and unpaid), but excluding all Liabilities and obligations (i) relating to worker's compensation claims which remain unpaid as of the Closing Date (whether reported or not), (ii) relating to the exempt or non-exempt status of any Transferred Employee, (iii) relating to litigation, including any claims for wrongful termination, any claims under Title VII of the Civil Rights Act of 1964, as amended, or similar state Law, and any whistleblower claims and/or (iv) retained by Sellers in accordance with Section 2.4 or Section 6.4(d);

(e) all liabilities and obligations relating to amounts required to be paid by Purchaser hereunder;

(f) those specific Liabilities and obligations of Sellers identified on Schedule 2.3(f) hereto;

(g) pre-Petition Date  accounts payable related directly to Sellers’ Business (the “Identified A/P”) and listed on Schedule 2.3(g), which schedule shall be updated by Sellers, subject to Purchaser’s consent, at least three business days prior to the Closing; provided, however, that the aggregate amount of Identified A/P shall not exceed $235,706.42;

(h) those specific Liabilities and obligations of Sellers pursuant to customer warranty, incentive, rebate and maintenance service agreements related to SolarSave® roofing membranes (“Assumed Membrane Warranty Obligations”) identified on Schedule 2.3(h); provided, however, that the amount of Assumed Membrane Warranty Obligations shall not exceed the amounts set forth on Schedule 2.3(h);

(i) Liabilities and obligations of Sellers pursuant to customer warranty, incentive, rebate and maintenance service agreements related to SolarSave® roofing tiles (“Assumed Tile Warranty Obligations”) identified on Schedule 2.3(i); provided, however, that the aggregate amount of Assumed Tile Warranty Obligations (to be allocated by Purchaser in its sole discretion) shall not exceed $463,000.00; and

(j) all Trust Fund Taxes relating to any obligations arising or occurring after the Petition Date through the Closing Date.

2.4 Excluded Liabilities.

(a) Purchaser shall not assume or be liable for any Claims, Liens, Encumbrances, Interests, Liabilities or other obligations of Sellers of any nature whatsoever, whether presently in existence or arising hereafter (other than the Assumed Liabilities), including the following (collectively, the "Excluded Liabilities"):

(i) all obligations, Claims, or Liabilities of Sellers that relate to any of the Excluded Assets (including under any Contracts related thereto) or Excluded Contracts;

(ii) any amounts due or which may become due or owing under the Assigned Contracts with respect to the period prior to Closing;

(iii) the Excluded Environmental Liabilities (regardless of whether such Liabilities are Liabilities of any Seller);

(iv) all obligations, Claims, or Liabilities of Sellers or for which Sellers or any Affiliate of any Seller could be liable relating to Taxes (including with respect to the Acquired Assets or otherwise), including any Taxes that will arise as a result of the sale of the Acquired Assets or the assumption of the Assumed Liabilities pursuant to this Agreement and any deferred Taxes of any nature;

(v) all obligations, Claims, or Liabilities for any legal, accounting, investment banking, brokerage or similar fees or expenses incurred by any Seller or any predecessor of any Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement or otherwise;

(vi) all Indebtedness of any Seller, except those Obligations that may be assumed by Purchaser under Section 3.1(b);

(vii) all obligations and Liabilities of Sellers related to the right to or issuance of any capital stock or other equity interest of any Seller, including any stock options or warrants;

(viii) all obligations and Liabilities of Sellers resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor of any Seller, or other actions, omissions, including any amounts due or which may become due or owing under the Assigned Contracts with respect to the period prior to Closing (other than the Cure Amounts);

(ix) all obligations and Liabilities of Sellers resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor of any Seller at any time, or other actions, omissions or events occurring prior to the Closing and which (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any rule, regulation, treaty or other similar authority or (ii) relate to any and all Claims, disputes, demands, actions, Liabilities, damages, suits in equity or at Law, administrative, regulatory or quasi-judicial proceedings, accounts, costs, expenses, setoffs, contributions, attorneys' fees and/or causes of action of whatever kind or character ("Proceeding") against Sellers, whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(x) any obligation or Liability arising out of any Proceeding commenced against Sellers or any predecessor of any Seller after the Closing and arising out of, or relating to, any occurrence or event happening prior to, on or after the Closing;

(xi) all obligations, Claims or Liabilities (whether known or unknown) with respect to the employees or former employees, or both (or their representatives) of Sellers or any predecessor of any Seller arising prior to the Closing Date, including payroll, vacation, sick leave, worker's compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits (including COBRA), or any other employee plans or benefits or other compensation of any kind to any employee, and obligations of any kind including any Liability pursuant to the WARN Act for any action or inaction prior to the Closing;

(xii) any obligation or Liability arising under any Employee Benefit Plan or any other employee benefit plan, policy, program, agreement or arrangement at any time maintained, sponsored or contributed to by Sellers or any ERISA Affiliate, or with respect to which Sellers or any ERISA Affiliate has any Liability;

(xiii) all accounts payable of Sellers other than Identified A/P to the extent expressly assumed by Purchaser hereunder;

(xiv) any obligation or Liability arising out of or relating to services and/or products of Sellers other than Assumed Membrane Warranty Obligations and Assumed Tile Warranty Obligations to the extent expressly assumed by Purchaser hereunder;

(xv) any obligation or Liability under any Assigned Contract which arises after the Closing but which arises out of or relates to any periods prior to the Closing;

(xvi) any obligation or Liability under any Contract, mortgage, indenture or other instrument of Sellers not expressly assumed by Purchaser hereunder;

(xvii) any obligation or Liability under any employment, collective bargaining, severance, retention or termination agreement with any employee, consultant or contractor (or their representatives) of Sellers;

(xviii) any obligation or Liability arising out of or relating to any grievance by current or former employees of Sellers, whether or not the affected employees are hired by Purchaser;

(xix) any obligation or Liability of Sellers to any shareholder or other equity holder of any Seller;

(xx) any obligation or Liability arising out of or resulting from non-compliance or alleged non-compliance with any Law, ordinance, regulation or treaty by Sellers;

(xxi) any obligation or Liability for infringement or misappropriation of any intellectual property arising out of or relating to any conduct of any Seller or operation of the Business on or before the Closing;

(xxii) any obligation or Liability of Sellers under this Agreement or any other document executed in connection herewith;

(xxiii) any obligation or Liability of Sellers based upon such Person's acts or omissions occurring after the Closing;

(xxiv) the Liabilities specifically identified and described on Schedule 2.4(a)(xxiv);

(xxv) any Series B Note Obligations; and

(xxvi) any other Liabilities of Sellers not expressly assumed by Purchaser pursuant to Section 2.3 above.

(b) The parties acknowledge and agree that disclosure of any obligation or Liability on any Schedule to this Agreement shall not create an Assumed Liability or other Liability of Purchaser, except where such disclosed obligation has been expressly assumed by Purchaser as an Assumed Liability in accordance with the provisions of Section 2.3 hereof.

2.5 Assignment and Assumption of Contracts.

(a) At Closing, Sellers shall, pursuant to the Bankruptcy Sale Order and the Assignment and Assumption Agreement(s) and other transfer and assignment documents reasonably requested by Purchaser, assume and sell and assign to Purchaser (the consideration for which is included in the Purchase Price), the Assignable Contracts that are set forth on a list (identifying the name, parties and date of each such Contract) provided by Purchaser to Sellers on or before the date which is three (3) days prior to the date set for the Auction (provided that Sellers provide written notice to Purchaser of the date of the Auction at least seven (7) days prior to the date on which the Auction is to begin) (the "Assigned Contracts"); provided, however, that Purchaser shall have the right in its sole and absolute discretion to notify Sellers in writing of any Assigned Contract that it does not wish to assume immediately prior to the commencement of the Sale Hearing.  Purchaser will pay all Cure Amounts in connection with such assumption and sale and assignment (as agreed to between Purchaser and Sellers or as determined by the Bankruptcy Court), and Purchaser will assume and agree to perform and discharge the Assumed Liabilities under the Assigned Contracts, pursuant to the Assignment and Assumption Agreement; provided, however, that on or before August 24, 2009, Sellers shall provide to Purchaser (i) a schedule setting forth all Cure Amounts for all Assignable Contracts and (ii) a schedule setting forth a detailed description of all such Contracts and each other Contract to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets.  Such schedule may be Sellers' Schedule G of their Schedules of Assets and Liabilities filed in connection with the Bankruptcy Case, it being understood that Sellers' reliance upon Schedule G does not relieve them of their obligation to provide additional information to Purchaser, at Purchaser's request, so that Purchaser may exercise its rights under this Section 2.5(a).  From and after the date hereof, Sellers shall not reject any Assigned Contract unless otherwise agreed to in writing by Purchaser except for the Assignable Contracts identified in Schedule 2.5(a).  Sellers shall provide timely and proper written notice of the motion seeking entry of the Bankruptcy Sale Order to all parties to Assigned Contracts and take all other actions necessary to cause such Assigned Contracts to be assumed by Sellers and assigned to Purchaser pursuant to Section 365 of the Bankruptcy Code, and Purchaser shall, at or prior to Closing, comply with all requirements under Section 365 necessary to assign to Purchaser the Assigned Contracts.  Purchaser and Sellers agree there shall be excluded from the Acquired Assets any Assigned Contracts that are not assignable or transferable pursuant to the Bankruptcy Code or otherwise without the consent of any Person other than any Seller, to the extent that such consent shall not have been given prior to the Closing, and the Closing shall proceed with respect to the remaining Acquired Assets without reduction to the Purchase Price, subject to Purchaser's termination right set forth in Section 11.1(c)(ix).

(b) Purchaser shall have the right, by written notice to Sellers within ten (10) days after the Closing Date, to specify any Contracts that are not included as Assigned Contracts (each such other Contract, an "Excluded Contract") that shall be held by Sellers and not rejected pursuant to Section 365 of the Bankruptcy Code (any such Contract, a "Designation Right Contract") for the duration of the Designation Right Period, and Sellers shall have the right at any time following ten (10) days after the Closing to cause any Excluded Contract other than the Designation Right Contracts to be rejected pursuant to Section 365 of the Bankruptcy Code; it being understood and agreed that, without limiting any other obligation of Sellers hereunder, none of Sellers shall in any event reject or seek to reject any Contract during the period beginning on the date hereof and ending at the conclusion of the ten (10) day period following the Closing Date, except with Purchaser's prior written consent.  As to Designation Right Contracts, Sellers shall not seek to reject such contracts for a period of 210 days following the Closing Date (the "Designation Right Period") and, as soon as practical after receiving further written notice(s) (each, an "Assumption Notice") from Purchaser during the Designation Right Period requesting assumption and assignment of any Designation Right Contract, Sellers shall, subject to Purchaser's demonstrating adequate assurance of future performance thereunder, take all actions reasonably necessary to seek to assume and assign to Purchaser pursuant to Section 365 of the Bankruptcy Code any Contract(s) set forth in an Assumption Notice, and any applicable cure cost shall be satisfied in accordance with the definition of Assumed Liabilities.  Sellers agree and acknowledge that the covenant set forth in this Section 2.5(b) shall survive the Closing.  With respect to any Designation Right Contract or any Excluded Contract, Purchaser shall pay and be solely responsible for all costs (including Sellers' legal fees) arising from, relating to, or in connection with, the continuation by Sellers of such Designation Right Contracts or Excluded Contracts for the period during the Designation Right Period from the Closing Date up to and including the date which is ten (10) days following Sellers' receipt of written notice from Purchaser authorizing rejection of same.  Notwithstanding anything in this Agreement to the contrary, on the date any Contract is assumed and assigned to Purchaser pursuant to this Section 2.5(b), such Contract shall be deemed an Assigned Contract for all purposes under this Agreement.

(c) For the avoidance of doubt, the Assigned Contracts shall include all of the Suntech Agreements, unless Purchaser consents in writing prior to the Closing to the exclusion of any of the Suntech Agreements.

2.6 Excluded Asset Amendments.  Notwithstanding anything herein to the contrary, Purchaser reserves the right to designate any Acquired Asset as an Excluded Asset at any time during the Designation Right Period.

ARTICLE III
CONSIDERATION

3.1 Purchase Price.

(a) In consideration of the sale of the Business and the Acquired Assets to Purchaser, and in reliance upon the representations, warranties, covenants and agreements of Sellers set forth herein, and upon the terms and subject to the conditions hereinafter set forth, the purchase price (the "Purchase Price") for the Business and the Acquired Assets shall be:

(i) the full amount of the Obligations (the "Credit Bid Amount") as provided in Section 3.1(b), plus

(ii) assumption of the Assumed Liabilities, plus

(iii) with respect to the Series B Note Obligations, the waiver of any right in the Bankruptcy Case to a distribution from the Cash Proceeds of this Sale, it being understood that all other rights and claims arising from or relating to the Series B Note Obligations are fully preserved, including, without limitation, the right to receive a distribution in respect of the Series B Note Obligations of other property in which Sellers have an interest, plus

(iv) cash in the amount of $200,000.00 (the “Cash Proceeds”).

(b) At the Closing, the Credit Bid Amount shall be paid by (i) delivering to Sellers fully executed releases and waivers from the applicable lenders under the DIP Credit Agreement and/or the Credit Agreements with respect to all or a part of Sellers' obligations thereunder and/or (ii) with the written consent of the applicable lenders under the DIP Credit Agreement and/or the Credit Agreements, assuming all or a part of Sellers' obligations thereunder on terms reasonably acceptable to Purchaser and providing Sellers with fully executed releases and waivers from the applicable lenders under the DIP Credit Agreement and/or the Credit Agreements with respect to all of Sellers’ obligations thereunder; provided that the Credit Bid Amount is paid in whole pursuant to, in Purchaser's sole discretion, clause (i) above or clause (ii) above or a combination thereof.

3.2 Allocation of Purchase Price.

(a) Within the earlier of (i) 120 days after the Closing Date and (ii) 20 days prior to the extended due date of the Tax Returns to which IRS Form 8594 must be attached, Purchaser shall deliver to Sellers a statement (the "Allocation Statement") allocating, for tax purposes, the consideration paid by Purchaser for the Acquired Assets among the Acquired Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b) The parties to this Agreement hereby agree to (i) be bound by the Allocation Statement, (ii) act in accordance with the Allocation Statement in connection with the preparation, filing and audit of any Tax Return (including in the filing of IRS Form 8594 and any corresponding other Tax forms) and (iii) take no position inconsistent with the Allocation Statement for any Tax purpose (including in any audit, judicial or administrative proceeding).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby represent and warrant to Purchaser as of the date hereof and as of the Closing Date:

4.1 Corporate Organization.  Each Seller is duly organized, validly existing and in good standing under the Laws of its state of incorporation or formation and has all necessary power and authority to own, lease and operate its properties and to conduct its business in the manner in which its business is currently being conducted.  Except as a result of the commencement of the Bankruptcy Case, each Seller is qualified to do business and is in good standing in all jurisdictions where it leases real property in connection with the operation of the Business or otherwise conducts the Business.

4.2 Authorization of Agreement.  Subject to entry of the Bankruptcy Sale Order and authorization as is required by the Bankruptcy Court:

(a) Each Seller has, or at the time of execution will have, all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which such Seller is or will become a party and to perform its obligations hereunder and thereunder;

(b) the execution, delivery and performance of this Agreement and each Ancillary Agreement to which a Seller is or will become a party and the consummation of the transactions contemplated hereby and thereby have been, or at the time of execution will be, duly authorized by all necessary action on the part of such Seller and no other proceedings (shareholder, member or otherwise) on the part of Sellers are necessary to authorize such execution, delivery and performance; and

(c) this Agreement and each Ancillary Agreement to which a Seller is or will become a party have been, or when executed will be, duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties hereto or thereto) this Agreement and each Ancillary Agreement to which a Seller is or will become a party constitutes, or will constitute, when executed and delivered, the valid and binding obligation of such Seller enforceable against such Seller in accordance with its respective terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 4.3(a), the execution, delivery and performance by each Seller of this Agreement and each Ancillary Agreement, the consummation of the transaction contemplated hereby and thereby, or compliance by each Seller with any of the provisions hereof or thereof do not, or will not at the time of execution, result in the creation of any Lien or Encumbrance upon the Acquired Assets and do not, or will not at the time of execution, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of payment, termination, modification, acceleration or cancellation under any provisions of:

(i) such Seller's certificate of incorporation, bylaws or comparable organizational documents;

(ii) subject to entry of the Bankruptcy Sale Order, any Assigned Contract or Permit to which such Seller is a party or by which any of the Acquired Assets are bound;

(iii) subject to entry of the Bankruptcy Sale Order, any order, writ, injunction, judgment or decree of any Governmental Authority applicable to such Seller or any of the Permits, licenses, rights, properties or assets of such Seller as of the date hereof; or

(iv) subject to entry of the Bankruptcy Sale Order, any applicable Law.

(b) Subject to entry of the Bankruptcy Sale Order, except as set forth on Schedule 4.3(b), no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of any Seller in connection with the execution, delivery and performance of this Agreement or any other agreement, document or instrument contemplated hereby or thereby to which it is or will become a party, the compliance by such Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby, or the assignment or conveyance of the Acquired Assets.

4.4 Title to Acquired Assets.  Sellers have good, valid, marketable and undivided title to the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances, other than Permitted Liens, and Purchaser will be vested, to the maximum extent permitted by Sections 363 and 365 of the Bankruptcy Code, with good, valid, marketable and undivided title to the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances, other than Permitted Liens.

4.5 Contracts.  Schedule 4.5 sets forth a complete list, as of the date hereof, of all material Contracts to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets, copies of which have been provided to Purchaser.  Purchaser has received true and complete copies of such Contracts and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement.

4.6 Property.  Sellers do not own any real property.  Schedule 4.6 sets forth the title and parties to, and date of, each of the Real Property Leases, and the address of each Leased Property and a true and complete list of all Real Property Leases.  Purchaser has received true and complete copies of the Real Property Leases and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement relating to the Leased Property.

4.7 Intellectual Property.  Except as set forth on Schedule 4.7, (i) with respect to any Intellectual Property owned by any Seller (as opposed to Intellectual Property of which any Seller is a licensee), Sellers have all right, title and interest to all Intellectual Property, without any conflict known to any Seller with the rights of others, (ii) no Person other than Sellers has the right to use the Intellectual Property owned by Sellers, and (iii) Sellers have the valid right to use, pursuant to a license, sublicense or other agreement, any Intellectual Property used in Sellers' Business that is owned by a party other than Sellers.

4.8 Taxes.

(a) Except as set forth on Schedule 4.8, each Seller has filed all material Tax Returns that it was required to file.  All such Tax Returns were correct and complete in all material respects.  All material Taxes owed by any Seller (whether or not shown on any Tax Return) have been paid.  No Seller is the beneficiary of any extension of time within which to file any Tax Return.  With respect to each Seller, no claim has ever been made by a Governmental Authority in a jurisdiction where such Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction.

(b) Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 (or any other applicable form) required with respect thereto have been properly completed and timely filed.

(c) There is no dispute or claim concerning any Tax Liability of any Seller claimed or raised by any authority in writing or, to Sellers' Knowledge, orally.  No Seller has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

4.9 Employee Benefit Plans.  Schedule 4.9 sets forth a list of each Employee Benefit Plan.  No Seller or any ERISA Affiliate has maintained, sponsored, or contributed to an Employee Benefit Plan that is subject to Title IV of ERISA within the last six years or, in any way, directly or indirectly, has any liability with respect to such a plan.  All Employee Benefit Plans are being administered in compliance, in all material respects, with, where applicable, ERISA and the Code, and the regulations promulgated thereunder.  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter upon which Sellers may rely, or has pending or has time remaining in which to file an application for such determination from the United States Internal Revenue Service.

4.10 Labor Matters.

(a) No Seller is a party to any collective bargaining agreement or has any relationship with any labor organization.  There is no labor strike, slowdown, work stoppage or other material labor dispute relating to Sellers pending or, to Sellers' Knowledge, threatened against any Seller.  No union organizing or decertification efforts are underway or, to Sellers' Knowledge, threatened, and no other question concerning representation exists.

(b) No Seller has received notice of any material employment-related charge or material complaint against any Seller before the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board or any other Governmental Authority and no Seller has received any notice of any material threatened employment-related charge or complaint against any Seller by any such Governmental Authority.

(c) With respect to this transaction, any notice required under any Law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied.  No Seller has implemented, or will implement, other than in connection with the Closing, any mass layoff of employees that could implicate the WARN Act or similar state, local or foreign Laws or Regulations.

4.11 Environmental Matters.  (a)  The Acquired Assets are in material compliance with all applicable Laws, regulations, or other legal requirements relating to the protection of the environment or human health and safety as it relates to Hazardous Materials ("Environmental Laws"); (b) no Seller has received written notice of any Proceeding relating to or arising under Environmental Laws with respect to the Acquired Assets or the Business, nor, to Sellers' Knowledge, are any of the same being threatened in writing against any Seller or any real property owned, operated, or leased by any Seller; (c) no Seller has received any written notice of, or entered into, any obligation, order, settlement, judgment, injunction, or decree involving outstanding requirements relating to or arising under Environmental Laws; and (d) there has been no Release of any Hazardous Material into the environment at, onto, or from any property owned or leased by any Seller which would reasonably be expected to result in material Liability, costs or Claims relating to any Environmental Law.

4.12 Insurance.  Sellers maintain the insurance policies set forth on Schedule 4.12, which Schedule sets forth all insurance policies covering the property, assets, employees and operations of the Business (including policies providing property, casualty, liability and workers' compensation coverage).  Such policies are in full force and effect and except as set forth on Schedule 4.12, will continue in full force and effect immediately following the Closing.  Sellers have paid all premiums on such policies due and payable prior to the Execution Date.  Sellers have not done anything by way of action or inaction that invalidates any such policies in whole or in part.

4.13 No Brokers or Finders.  No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, any of Sellers in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, other than as set forth on Schedule 4.13, the fees and expenses of which Sellers shall bear, is or will be entitled to any brokerage or finder's or similar fees or other commissions as a result of this Agreement or such transaction.

4.14 Litigation; Proceedings.  Except as set forth on Schedule 4.14, there is no material claim, action, suit, Proceeding, complaint, charge, hearing, grievance or arbitration pending or, to Sellers' Knowledge, threatened against or related to the Business, whether at Law or in equity, whether civil or criminal in nature or by or before any arbitrator or Governmental Authority, nor are there any investigations relating to the Business, pending or, to Sellers' Knowledge, threatened by or before any arbitrator or any Governmental Authority.  None of the Acquired Assets is subject to any judgment, injunction, order, consent, or decree of any Governmental Authority or any settlement agreement with any Person.

4.15 Board Approval and Recommendations.  The board of directors, managers or applicable governing body of each Seller has determined that, based upon its consideration of the alternatives deemed reasonably available to each Seller by the governing body of such Seller, and subject to the approval of the Bankruptcy Court and the provisions in this Agreement regarding the solicitation of and ability to accept Alternate Transactions, a sale, assignment and assumption of the Acquired Assets and the Assumed Liabilities pursuant to this Agreement under Sections 105, 363 and 365 of the Bankruptcy Code is in the best interests of such Seller in light of such Seller’s present circumstances and available resources.

4.16 Compliance with Laws.  Each Seller (i) has complied with, is in compliance with and has operated the Business in compliance with all applicable Laws in all material respects, and (ii) holds all material Permits, concessions, grants, licenses, easements, variances, exemptions, consents, orders, franchises, authorizations and approvals of all Governmental Authorities necessary for the lawful conduct of the Business and is in compliance with all of the foregoing in all material respects.  No Seller has received any written notice or other written communication from any Governmental Authority or other Person (i) asserting any violation of, or failure to comply with, any requirement of any Permit or (ii) notifying a Seller of the non-renewal, revocation or withdrawal of any Permit. Each Seller is in material compliance with the terms of the Permits.

4.17 Customer Warranty and Maintenance Services Agreements.  To Sellers’ Knowledge, as of the Petition Date, (i) the amount of pending claims, actions or suits of the parties set forth on Schedule 2.3(h) against Sellers and/or their Affiliates related to SolarSave® roofing membranes does not exceed the amounts set forth on Schedule 2.3(h) with respect to each such party and (ii) (A) the amount of pending claims, actions or suits of the parties set forth on Part A of Schedule 2.3(i) against Sellers and/or their Affiliates related to SolarSave® roofing tiles does not exceed the amounts set forth on Part A of Schedule 2.3(i) with respect to each such party and (B) the aggregate amount, based on a good faith estimate by Sellers, to provide for warranty replacement of SolarSave® roofing tiles sold by Sellers or their Affiliates at an assumed failure rate of three percent (3%) does not exceed the amounts set forth on Part B of Schedule 2.3(i).

4.18 Sufficiency of Acquired Assets.  Except for any Contracts or Intellectual Property relating to the Business that Purchaser expressly elects not to assume pursuant to this Agreement and subject to Purchaser employing a sufficient number of Business Employees, the properties and assets of Sellers comprising the Acquired Assets are sufficient for the continued conduct of the Business immediately following Closing in substantially the same manner as now being conducted by Sellers.

4.19 Warranties Are Exclusive.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THEIR ASSETS (INCLUDING THE ACQUIRED ASSETS), LIABILITIES (INCLUDING THE ASSUMED LIABILITIES) OR OPERATIONS, INCLUDING, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR NON-INFRINGEMENT, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.  PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT PURCHASER IS PURCHASING THE ACQUIRED ASSETS ON AN "AS IS, WHERE IS" BASIS AFTER GIVING EFFECT TO THE TERMS CONTAINED HEREIN.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

5.1 Corporate Organization.  Purchaser is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted.

5.2 Authorization and Validity.  Purchaser has, or at the time of execution will have, all necessary limited liability company power and authority to execute and deliver this Agreement and any Ancillary Agreement to which Purchaser is or will become a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and any Ancillary Agreement to which Purchaser is or will become a party and the performance of Purchaser's obligations hereunder and thereunder have been, or at the time of execution will be, duly authorized by all necessary action by Purchaser.  This Agreement and each Ancillary Agreement to which Purchaser is or will become a party have been, or at the time of execution will be, duly executed by Purchaser and constitute, or will constitute, when executed and delivered, Purchaser's valid and binding obligations, enforceable against it in accordance with their respective terms except as may be limited by bankruptcy or other Laws affecting creditors' rights and by equitable principles.

5.3 No Conflict or Violation.  The execution, delivery and performance by Purchaser of this Agreement and any Ancillary Agreement to which Purchaser is or will become a party do not or will not at the time of execution (a) violate or conflict with any provision of the organizational documents of Purchaser, (b) violate any provision of applicable Law, or any order, writ, injunction, judgment or decree of any court or Governmental Authority applicable to Purchaser, or (c) violate or result in a breach of or constitute (with due notice or lapse of time, or both) an event of default or default under any Contract to which Purchaser is party or by which Purchaser is bound or to which any of Purchaser's properties or assets are subject.

5.4 Consents and Approvals.  No consent, waiver, authorization or approval of any Person and no declaration to or filing or registration with any Governmental Authority is required in connection with the execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser are or will become a party or the performance by Purchaser of its obligations hereunder or thereunder.

5.5 No Brokers or Finders.  No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, Purchaser in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, other than as set forth on Schedule 5.5, the fees and expenses of which Purchaser shall bear, is or will be entitled to any brokerage or finder’s or similar fees or other commissions as a result of this Agreement or such transaction.

5.6 Financing.  Purchaser has adequate financing from internally-generated sources and has adequate cash on hand, or will obtain adequate financing on or prior to the Closing Date, and will continue to have adequate financing on the Closing Date, to enable it to fulfill its obligations under this Agreement and the transactions contemplated hereby.  Purchaser acknowledges and agrees that its obligations under this Agreement are not contingent on obtaining adequate financing.

5.7 Legal Proceedings.  As of the Effective Date, no Proceeding is pending or, to Purchaser’s knowledge, threatened against Purchaser that could prevent Purchaser from entering into, or performing its obligations under this Agreement or otherwise consummating the transactions contemplated hereby in full.

5.8 No Other Representations and Warranties.  Except for the representations and warranties contained in this Article 5, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser.

ARTICLE VI
COVENANTS AND OTHER AGREEMENTS

6.1 Pre-Closing Covenants of Sellers.  Sellers covenant to Purchaser that, during the period from and including the Execution Date through and including the Closing Date or the earlier termination of this Agreement:

(a) Cooperation.  Sellers shall use commercially reasonable efforts to obtain, and assist Purchaser in obtaining, at no cost to Purchaser (other than Cure Amounts payable at or after the Closing), such consents, waivers or approvals of any third party or Governmental Authority required for the consummation of the transactions contemplated hereby, including the sale and assignment of the Acquired Assets.  Sellers shall take, or cause to be taken, all commercially reasonable actions and to do, or cause to be done, all things necessary or proper, consistent with applicable Law, to consummate and make effective as soon as possible the transactions contemplated hereby.

(b) Access to Records and Properties.  Sellers shall (i) provide Purchaser and its Related Persons reasonable access upon reasonable notice to the facilities, offices and personnel of Sellers and to the books and records of Sellers, related to the Business or the Acquired Assets or otherwise reasonably requested by Purchaser if reasonably necessary to comply with the terms of this Agreement or the Ancillary Agreements or any applicable Law, including access to perform field examinations and inspections of inventories, facilities and equipment of the Business; (ii) furnish Purchaser with such financial and operating data and other information with respect to the condition (financial or otherwise), businesses, assets, properties or operations of Sellers as Purchaser shall reasonably request; and (iii) permit Purchaser to make such reasonable inspections and copies thereof as Purchaser may require; provided, however, that Purchaser shall use commercially reasonable efforts to prevent any such inspection from unreasonably interfering with the operation of the Business or the duties of any employee of Sellers; provided, further, that nothing herein shall constitute a waiver of Sellers’ rights to seek an order of the Bankruptcy Court authorizing Sellers to abandon, destroy or otherwise dispose of any Excluded Assets in Sellers’ bankruptcy estates after providing prior written notice thereof to Purchaser as set forth in Section 12.7.

(c) Disclosure Schedules and Supplements.  Sellers shall notify Purchaser of, and shall supplement or amend the disclosure schedules (the "Schedules") to this Agreement with respect to, any matter that (i) arises after the Execution Date and that, if existing or occurring at or prior to such delivery of the Schedules, would have been required to be set forth or described in the Schedules to this Agreement or (ii) makes it necessary to correct any information in the Schedules to this Agreement or in any representation and warranty of Sellers that has been rendered inaccurate thereby.  Each such notification and supplementation, to the extent known, shall be made no later than five (5) Business Days after discovery thereof and no later than three (3) days before the date set for the Closing by the parties.  No such supplement or amendment to the Schedules to this Agreement shall be deemed to cure any inaccuracy of any representation or warranty made in this Agreement.

(d) Conduct of Business Prior to Closing.  Except as expressly contemplated by this Agreement or with Purchaser's prior written consent (which consent may be withheld for any reason or no reason at all), and except to the extent expressly required under the DIP Credit Agreement, the Bankruptcy Code, other applicable Law or any ruling or order of the Bankruptcy Court:

(i) Sellers shall not take any action that would constitute or result in an Event of Default (as defined therein) under the DIP Credit Agreement;

(ii) Sellers shall not directly or indirectly sell or otherwise transfer, or offer, agree or commit (in writing or otherwise) to sell or otherwise transfer, any of the Acquired Assets other than the sale of Inventory in the ordinary course of business or the use of cash collateral in accordance with the DIP Credit Agreement or the DIP Orders;

(iii) Sellers shall not permit, offer, agree or commit (in writing or otherwise) to permit, any of the Acquired Assets to become subject, directly or indirectly, to any Lien, Claim, Interest or Encumbrance, except for Permitted Liens and Liens granted in connection with the DIP Credit Agreement;

(iv) Sellers shall not enter into any transaction or take any other action that could be reasonably expected to cause or constitute a breach of any representation or warranty made by Sellers in this Agreement;

(v) Sellers shall notify Purchaser promptly in writing of any Material Adverse Effect;

(vi) Sellers shall not make any promise or representation, oral or written, or otherwise, (1) to increase the annual level of compensation payable or to become payable by Sellers to any of their directors or Business Employees, (2) to grant, or establish or modify any targets, goals, pools or similar provisions in respect of, any bonus, benefit or other direct or indirect compensation to or for any director or Business Employee, or increase the coverage or benefits available under any (or create any new) Employee Benefit Plan, or (3) to enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which any Seller is a party or involving a director or Business Employee of Sellers, except, in each case, as required by Law, or as required by any plans, programs or agreements existing on the Execution Date and disclosed on Schedule 4.9;

(vii) Sellers shall comply in all material respects with all Laws applicable to them or having jurisdiction over the Business or any Acquired Asset;

(viii) Sellers shall not enter into any Contract material to Sellers (taken as a whole) to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets or assume, amend, modify or terminate any Contract to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets (including any Assigned Contract);

(ix) Sellers shall not cancel or compromise any material debt or claim or waive or release any material right of Sellers that constitutes an Acquired Asset;

(x) Sellers shall not enter into any commitment for capital expenditures except as set forth in the Budget;

(xi) Sellers shall not terminate, amend or modify in any manner any lease for Leased Property;

(xii) Sellers shall use commercially reasonable efforts to (1) conduct the Business in substantially the same manner as conducted as of the date of this Agreement and only in the ordinary course, (2) preserve the existing business organization and management of the Business intact, (3) keep available the services of the current officers and employees of the Business, to the extent reasonably feasible, (4) maintain the existing relations with customers, distributors, suppliers, creditors, business partners, employees and others having business dealings with the Business, to the extent reasonably feasible, and (5) refrain from changing in any material respect any of their product prices or pricing policies (e.g., discount policies) for any of their products except as shall be necessary to meet competition or customer requirements;

(xiii) Sellers shall at all times maintain, preserve and protect all of their material Intellectual Property, and preserve all the remainder of their material property, in use or useful in the conduct of the Business and keep the same in good repair, working order and condition (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices, so that the business carried on in connection therewith may be properly and advantageously conducted at all times; and

(xiv) Sellers shall not take, or agree, commit or offer (in writing or otherwise) to take, any actions in violation of the foregoing.

6.2 Pre-Closing Covenants of Purchaser.  Purchaser covenants to Sellers that, during the period from the Execution Date through and including the Closing or the earlier termination of this Agreement:

(a) Cooperation.  Purchaser shall take, or cause to be taken, all commercially reasonable actions and to do, or cause to be done, all things necessary or proper, consistent with applicable Law, to consummate and make effective as soon as possible the transactions contemplated hereby; provided, that the foregoing shall not require Purchaser to participate in the Auction.

(b) Adequate Assurances Regarding Assigned Contracts and Required Orders. With respect to each Assigned Contract, Purchaser shall provide adequate assurance of the future performance of such Assigned Contract by Purchaser.  Purchaser shall take such actions as may be reasonably requested by Sellers to assist Sellers in obtaining the Bankruptcy Court's entry of the Bankruptcy Sale Order and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement.

(c) Sufficient Funds.  Purchaser shall ensure that, on the Closing Date, Purchaser will have sufficient funds to pay Cure Amounts respecting the Assigned Contracts and all of its fees and expenses incurred in connection with the transactions contemplated hereby.

(d) Permits.  Purchaser shall use commercially reasonable efforts to cooperate with Sellers to obtain or consummate the transfer to Purchaser of any Permit required to own or operate the Acquired Assets under applicable Laws.

6.3 Other Covenants of Sellers and Purchaser.

(a) Personally Identifiable Information.  Purchaser shall honor and observe, in connection with the transactions contemplated by this Agreement, any and all policies of Sellers in effect on the Petition Date prohibiting the transfer of personally identifiable information about individuals and otherwise comply with the requirements of Section 363(b)(l)(A) of the Bankruptcy Code.

(b) Access to Records after Closing.  Following Closing, Purchaser and Sellers agree to permit their respective representatives to have access, at reasonable times and in a manner so as not to unreasonably interfere with their normal business operations, to the books and records acquired pursuant to this Agreement so as to enable Purchaser and Sellers to prepare Tax, financial or court filings or reports, to respond to court orders, subpoenas or inquiries, investigations, audits or other proceedings of Governmental Authorities, and to prosecute and defend legal actions or for other like purposes.  If either party desires to dispose of any such records, such party shall, prior to such disposition, provide the other party with a reasonable opportunity to remove such of the records to be disposed of at the removing party's expense.

6.4 Employment Covenants and Other Undertakings.

(a) Employees.  Purchaser shall have the right, but not the obligation, to employ or engage as contractors any or all of the Business Employees as Purchaser determines in its sole and absolute discretion.  The terms of employment offered to any Business Employees (including compensation and benefits) shall be determined by Purchaser in its sole and absolute discretion.  Any Business Employees actually employed by Purchaser are referred to herein as "Transferred Employees."  Purchaser shall deliver a list of the Business Employees it intends to hire no later than five (5) days prior to the hearing to approve the Bankruptcy Sale Order.  Immediately prior to the Closing, the employment of all of the Transferred Employees shall be terminated by the applicable Seller.  Sellers shall deliver to Purchaser on or before the Closing Date all personnel files and employment records relating to the Transferred Employees (including completed I-9 forms and attachments with respect to all Transferred Employees, except for such employees as Sellers certify in writing are exempt from such requirement).

(b) Purchaser Employee Benefit Plans.  At Closing, Purchaser shall make available or establish one or more employee benefit plans for the Transferred Employees and their dependents.  Purchaser shall credit (i) each Transferred Employee with his or her service with Sellers, to the same extent such service would have been credited had such service been with Purchaser, and (ii) the Transferred Employees with all service recognized by Sellers under employee plans as service with Purchaser for purposes of eligibility to participate and vesting under all employee benefit plans, programs and policies of Purchaser, whether now existing or hereafter adopted (the "Purchaser Plans").  The Purchaser shall waive any coverage waiting period, pre-existing condition and actively-at-work requirements that have been satisfied under corresponding plans of Sellers and shall provide that any eligible expenses incurred before the Closing Date by a Transferred Employee (and his or her dependents) during the calendar year of the Closing and disclosed to Purchaser by such Transferred Employee shall be taken into account for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions, and applicable annual and/or lifetime maximum benefit limitations of Purchaser Plans.  Nothing in this Section 6.4 or any other provision of this Agreement shall be construed to modify, amend, or establish any benefit plan, program or arrangement or in any way affect the ability of the parties hereto or any other Person to modify, amend or terminate any of its benefit plans, programs or arrangements.

(c) Sellers Employee Benefit Plans.  Sellers shall retain (i) all Liabilities and obligations in respect of their past, present and future employees under applicable Laws and (ii) all Liabilities and obligations under any "employee benefit plan" within the meaning of Section 3(3) of ERISA and any other employee benefit plan or program maintained or contributed to by a Seller or any ERISA Affiliate, including any Employee Benefit Plans, and Purchaser shall have no Liability or obligation whatsoever under the Employee Benefit Plans nor shall Purchaser assume the sponsorship of the Employee Benefit Plans.

(d) Other Obligations.  Except as otherwise required by Law, specified in this Agreement, or otherwise agreed in writing by Purchaser and/or its Affiliates, neither Purchaser nor its Affiliates shall be obligated to provide any severance, separation pay, or other payments or benefits, including any key employee retention payments, to any employee of Sellers on account of any termination of such employee's employment on or before the Closing Date, and such benefits (if any) shall remain obligations of Sellers.

(e) Forms W-2 and W-4.  Sellers and Purchasers shall adopt the "standard procedure" for preparing and filing IRS Forms W-2 (Wage and Tax Statements) and Forms W-4 (Employee's Withholding Allowance Certificate) regarding the Transferred Employees. Under this procedure, Sellers shall keep on file all IRS Forms W-4 provided by the Transferred Employees for the period required by applicable law concerning record retention and Purchasers will obtain new IRS Forms W-4 with respect to each Transferred Employee.

(f) No Right to Continued Employment.  Nothing contained in this Agreement shall confer upon any Transferred Employee any right with respect to continuance of employment by Purchaser, nor shall anything herein interfere with the right of Purchaser to terminate the employment of any Transferred Employees at any time, with or without notice, or restrict Purchaser, in the exercise of its business judgment in modifying any of the terms or conditions of employment of the Transferred Employees after the Closing.

(g) Employee Communications. To the extent permitted by applicable Law and/or any contractual obligations of Sellers relating to the confidentiality of information concerning or relating to any Business Employee, Sellers shall, prior to making any written or oral communications to any Business Employee pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, provide Purchaser with a copy of the intended communication.

6.5 Non-Assignment of Contracts.  Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to assign any Assigned Contract or any Permit, if, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, an attempted assignment thereof, without the consent of any other Person party thereto, would constitute a breach thereof or in any way negatively affect the rights of Purchaser (unless the restrictions on assignment would be rendered ineffective pursuant to Sections 9-406 through 9-409, inclusive, of the Uniform Commercial Code, as amended), as the assignee of such Assigned Contract or Permit, as the case may be, thereunder.  If, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, such consent or approval is required but not obtained, neither Sellers nor Purchaser shall be in breach of this Agreement nor shall the Purchase Price be adjusted or the Closing delayed, provided that Sellers shall cooperate with Purchaser without further consideration, in any reasonable arrangement designed to provide Purchaser with all of the benefits of or under any such Assigned Contract or Permit, including but not limited to enforcement for the benefit of Purchaser of any and all rights of Sellers against any Person party to the Assigned Contract or Permit arising out of the breach or cancellation thereof by such Person; provided, however, that after Closing, Purchaser shall be responsible for all payment and other obligations under, and for all costs of enforcing rights under, such Assigned Contract or Permit to the same extent as if such Assigned Contract or Permit had been assigned.  Any assignment to Purchaser of any Assigned Contract or Permit that shall, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, require the consent or approval of any Person for such assignment as aforesaid shall be made subject to such consent or approval being obtained.  For the avoidance of doubt, nothing in this Section 6.5, shall be deemed to alter any rights of the Purchaser under Section 11.1(c)(ix) of this Agreement.

6.6 Casualty.  If, between the date of this Agreement and the Closing, any of the Acquired Assets shall be destroyed or damaged in whole or in part by fire, earthquake, flood, other casualty or any other cause ("Casualty"), then Purchaser shall have the option to: (a) acquire such Acquired Assets on an "as is" basis and take an assignment from Sellers of all insurance proceeds payable to Sellers in respect of the Casualty, or (b) in the event that the Casualty has a Material Adverse Effect, terminate this Agreement and the transactions contemplated hereby.

6.7 Name Change.  At Closing, Sellers will deliver to Purchaser a duly and properly authorized and executed evidence (in form and substance satisfactory to Purchaser) as to the amendment of such Sellers' organizational documents (collectively, the "Organizational Amendments") changing each Seller's name to another name which does not include the words "Applied Solar", “Open Energy”, "Solar", “Energy” or any of the names set forth on the signature pages to this Agreement.

Upon the Closing, each Seller hereby irrevocably authorizes Purchaser to file the Organizational Amendments with the applicable Secretary of State of each Seller's jurisdiction of formation and in each State in which each such Seller is qualified to do business on each such Seller's behalf.  Furthermore, after the Closing, each Seller shall discontinue the use of its current name (and any other trade names currently utilized by any of Sellers) and shall not subsequently change its name to or otherwise use or employ any name which includes the words "Applied Solar", “Open Energy”, "Solar", “Energy” without the prior written consent of Purchaser; provided, that, during the 180-day period following the Closing Date, a Seller may use the words “(formerly Applied Solar, Inc.)” or “(formerly Solar Communities I, LLC)”, as applicable, in connection with use of its new corporate name.  Except as provided in the immediately preceding sentence, from and after the Closing, each of Sellers covenants and agrees not to use or otherwise employ any of the trade names, corporate names, dba's or similar Intellectual Property rights utilized by any of Sellers in the conduct of the Business, which rights shall be included in the Acquired Assets purchased hereunder.

ARTICLE VII
TAXES

7.1 Taxes Related to Purchase of Acquired Assets.  All Taxes, including all state and local Taxes in connection with the transfer of the Acquired Assets, and all recording and filing fees (collectively, "Transaction Taxes"), that are imposed by reason of the sale, transfer, assignment and delivery of the Acquired Assets shall be borne by Purchaser.  Purchaser and Sellers shall cooperate to (a) determine the amount of Transaction Taxes payable in connection with the transactions contemplated under this Agreement, (b) provide all requisite exemption certificates, and (c) prepare and file any and all required Tax Returns for or with respect to such Transaction Taxes with any and all appropriate taxing authorities.

7.2 Waiver of Bulk Sales Laws.  To the greatest extent permitted by applicable Law, Purchaser and Sellers hereby waive compliance by Purchaser and Sellers with the terms of any bulk sales or similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement. Purchaser shall indemnify Sellers from and hold Sellers harmless from and against any Liabilities, damages, costs and expenses (including reasonable attorneys' fees) resulting from or arising out of (i) the parties' failure to comply with any such bulk sales Laws in respect of the transactions contemplated by this Agreement or (ii) any action brought or levy made as a result thereof.  The Bankruptcy Sale Order shall exempt Sellers and Purchaser from compliance with any such Laws.

ARTICLE VIII
BANKRUPTCY COURT MATTERS

8.1 Motions.  Sellers shall file with the Bankruptcy Court, within one (1) Business Day after the later of the execution and delivery of this Agreement or the commencement of the Bankruptcy Case, a motion or motions (the "Motion") seeking the Bankruptcy Court's approval of the Bidding Procedures Order and the Bankruptcy Sale Order.  Sellers shall affix a true and complete copy of this Agreement to the Motion filed with the Bankruptcy Court.  The Motion shall request, among other things, (i) the scheduling of the date for the Auction to be commenced no later than October 8, 2009, and the Sale Hearing not more than one (1) Business Day following the completion of the Auction, (ii) the entry of the Bidding Procedures Order in all material respects on the terms set forth in Exhibit C and (iii) the entry of the Bankruptcy Sale Order in all material respects on the terms set forth in Exhibit B.

8.2 Assigned Contracts.  Sellers shall serve on all counterparties to those Contracts which may be designated as Assigned Contracts pursuant to Section 2.5 a notice specifically stating that Sellers are or may be seeking the assumption and assignment of the Assigned Contracts and shall notify such parties of the deadline for objecting to the Cure Amounts, which deadline shall not be less than five days prior to the Auction.  In cases in which Sellers are unable to establish that a default exists, the relevant Cure Amount shall be set at $0.00.  The Motion shall reflect Purchaser's agreement to perform from and after the Closing under the Assigned Contracts, which, subject to Court approval shall be the only adequate assurance of future performance necessary to satisfy the requirements of Section 365 of the Bankruptcy Code in respect of the assignment to Purchaser of such Assigned Contracts.

8.3 Procedure.  To the extent practicable under the circumstances, Sellers shall provide Purchaser with drafts of any and all pleadings and proposed orders to be filed or submitted in connection with this Agreement for Purchaser's prior review and comment and shall to the extent that such comments relate to the Acquired Assets cooperate with Purchaser to make reasonable changes.  Sellers agree to diligently prosecute the entry of the Bankruptcy Sale Order.  In the event the entry of the Bankruptcy Sale Order shall be appealed, Sellers and Purchaser shall use their respective reasonable efforts to defend such appeal.  Notwithstanding the foregoing, any resulting changes to this Agreement or any Ancillary Agreement or any resulting changes to the Orders shall be subject to Purchaser's approval in its sole discretion.

8.4 Purchaser Protections.  Sellers shall pay to Purchaser the Expense Reimbursement pursuant to the terms and conditions set forth in Section 11.3 hereof.

ARTICLE IX
CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES

9.1 Conditions Precedent to Performance by Sellers.  The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 9.1(c) and Section 9.1(d)) may be waived by Sellers, in their sole discretion:

(a) Representations and Warranties of Purchaser.  The representations and warranties of Purchaser made in this Agreement that are qualified by a materiality standard, in each case, shall be true and correct in all respects on and as of the Closing Date, and the representations and warranties of Purchaser made in this Agreement that are not qualified by a materiality standard, in each case, shall be true and correct in all material respects on and as of the Closing Date.

(b) Performance of the Obligations of Purchaser.  Purchaser shall have performed in all material respects all obligations required under this Agreement or any Ancillary Agreement to which it is party that are to be performed by it on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c) Bankruptcy Court Approval.  The Bankruptcy Sale Order shall have been entered and shall not be subject to a stay.

(d) No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Governmental Authority or Law that prevents the consummation of the transactions contemplated hereby shall be in effect.

(e) Bidding Procedures Order.  The Bidding Procedures Order shall have been entered in the Bankruptcy Case.

(f) Assumption, Sale and Assignment of Contracts.  Subject to Section 6.5, the Assignable Contracts designated hereunder as Assigned Contracts shall be so assumed, sold and assigned to Purchaser by order of the Bankruptcy Court.

For avoidance of doubt, there shall be no conditions precedent to Sellers' obligation to consummate the transactions contemplated by this Agreement, except for those conditions precedent specifically set forth in this Section 9.1.

9.2 Conditions Precedent to the Performance by Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 9.2(c) and Section 9.2(d), except as expressly provided therein) may be waived by Purchaser, in its sole discretion:

(a) Representations and Warranties of Sellers.  The representations and warranties of Sellers made in this Agreement that are qualified by a materiality standard, in each case, shall be true and correct in all respects on and as of the Closing Date, and the representations and warranties of Purchaser made in this Agreement that are not qualified by a materiality standard, in each case, shall be true and correct in all material respects on and as of the Closing Date.

(b) Performance of the Obligations of Sellers.  Sellers shall have performed in all material respects all obligations required under this Agreement or any Ancillary Agreement to which each of them is party that are to be performed by them on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c) Bankruptcy Court Approval.  The Bankruptcy Sale Order shall have been entered and shall not be subject to a stay and the Bankruptcy Court shall have provided such other relief as may be necessary or appropriate to allow the consummation of the transactions contemplated by this Agreement.  The Bankruptcy Sale Order shall have become a final and nonappealable order, unless this condition has been waived in writing by Purchaser in its sole discretion.

(d) No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Governmental Authority or Law that prevents the consummation of the transactions contemplated hereby shall be in effect.

(e) Credit Bid Approval.  The Bankruptcy Court shall have entered an order, binding on all parties in interest in the Bankruptcy Case (which order may be the Bankruptcy Sale Order) unconditionally allowing, authorizing and approving the credit bid by Purchaser contemplated by this Agreement pursuant to Section 363(k) of the Bankruptcy Code of (i) a Claim by Purchaser in the Bankruptcy Case in an amount equal to the Obligations and (ii) a Claim by Purchaser in the Bankruptcy Case in an aggregate amount equal to the Expense Reimbursement.

(f) Bidding Procedures Motion.  The Bidding Procedures Motion in form and substance acceptable to Purchaser in its sole discretion shall have been filed in the Bankruptcy Case.

(g) Bidding Procedures Order.  The Bidding Procedures Order in form and substance acceptable to Purchaser in its sole discretion shall have been entered in the Bankruptcy Case.

(h) Material Adverse Effect.  There shall not have occurred a Material Adverse Effect.

(i) Assumption, Sale and Assignment of Contracts.  Subject to Section 6.5, the Assignable Contracts designated hereunder as Assigned Contracts, including the Suntech Agreements, shall be so assumed, sold and assigned to Purchaser by order of the Bankruptcy Court in form and substance reasonably satisfactory to Purchaser.

For avoidance of doubt, there shall be no conditions precedent to Purchaser's obligation to consummate the transactions contemplated by this Agreement, except for those conditions precedent specifically set forth in this Section 9.2.

ARTICLE X
CLOSING AND DELIVERIES

10.1 Closing.  The consummation and effectuation of the transactions contemplated hereby pursuant to the terms and conditions of this Agreement (the "Closing") shall be held two (2) Business Days after the date that all conditions to the parties' obligations to consummate the transactions contemplated herein have been satisfied (the "Closing Date") (except for closing conditions that by their terms can only be satisfied on the Closing Date) or, if applicable, waived by the appropriate party or parties, at 10:00 a.m., local time, in the at the offices of Morris, Nichols, Arsht & Tunnell LLP, 1201 North Market Street, 18th Floor, Wilmington, Delaware 19801, or on such other date or at such other place and time as may be mutually agreed to in writing by the parties.  All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

10.2 Sellers' Deliveries.  At the Closing:

(a) the sale, transfer, assignment, conveyance and delivery by Sellers of the Acquired Assets to Purchaser shall be effected by the execution and delivery by Sellers of (i) the Bill of Sale, (ii) the Assignment and Assumption Agreement, and (iii) such other Ancillary Agreements (including special or limited warranty deeds, additional bills of sale, endorsements, assignments and other instruments of transfer and conveyance) as requested by Purchaser in form and substance reasonably satisfactory to Purchaser;

(b) Sellers shall deliver all keys to the Leased Property that are included in the Acquired Assets, combinations to any safes thereon and passwords for all computers thereon and any security devices therein;

(c) Sellers shall deliver an officer's certificate, duly executed by an officer of Sellers, certifying the matters set forth in Section 9.2(a) and Section 9.2(b), in form and substance satisfactory to Purchaser;

(d) Each Seller shall deliver a non-foreign affidavit dated as of the Closing Date in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code so that Purchaser is exempt from withholding any portion of the Purchase Price;

(e) Sellers shall deliver possession of the Acquired Assets;

(f) Sellers shall deliver duly and properly authorized and executed Organizational Amendments; and

(g) Sellers shall deliver a certified copy of the Bankruptcy Sale Order.

10.3 Purchaser's Deliveries.  At the Closing,

(a) Purchaser shall credit the Purchase Price against the Obligations and shall deliver the Cash Proceeds to or for the account of Sellers;

(b) Purchaser shall execute and deliver to Sellers the Assignment and Assumption Agreement; and

(c) Purchaser shall execute and deliver to Sellers such other instruments of assignment and assumption of Assigned Contracts reasonably satisfactory in form and substance to Sellers.

ARTICLE XI
TERMINATION

11.1 Conditions of Termination.  This Agreement may be terminated only in accordance with this Section 11.1, this Agreement may be terminated at any time before the Closing as follows:

(a) by mutual written consent of Sellers and Purchaser;

(b) automatically and without any action or notice by either Sellers to Purchaser, or Purchaser to Sellers, immediately upon:

(i) the issuance of a final and nonappealable order, decree, or ruling or any other action by a Governmental Authority to restrain, enjoin or otherwise prohibit the transfer of the Acquired Assets contemplated hereby;

(ii) approval by the Bankruptcy Court of an Alternate Transaction;

(iii) acceptance by Sellers of an Alternate Transaction; or

(iv) Purchaser is not declared the winning bidder upon completion of the Auction.

(c) by Purchaser:

(i) if the Bidding Procedures Order shall not have been entered by August 10, 2009, unless agreed to in writing by Purchaser;

(ii) if the Auction has not concluded by October 8, 2009, unless agreed to in writing by Purchaser;

(iii) if the Bankruptcy Court has not entered the Bankruptcy Sale Order by October 13, 2009 (or such later date as Purchaser may have designated in writing to Sellers);

(iv) if there has been a material violation or breach by any Seller of any material representation, warranty or covenant contained in this Agreement which (x) has rendered the satisfaction of any condition to the obligations of Purchaser impossible or is not curable or, if curable, has not been cured within five (5) Business Days following receipt by Sellers of written notice of such breach from Purchaser, and (y) has not been waived by Purchaser;

(v) at any time after October 17, 2009, if the Closing shall not have occurred and such failure to close is not caused by or the result of Purchaser's breach of this Agreement;

(vi) if, prior to the Closing Date, Sellers’ Bankruptcy Case shall be converted into a case under Chapter 7 of the Bankruptcy Code or dismissed, or if a trustee or examiner with expanded powers is appointed in the Bankruptcy Case;

(vii) if the Purchaser's obligations under the DIP Credit Agreement are terminated;

(viii) if either of the interim or final order authorizing and approving the DIP Credit Agreement has not been entered within the time periods set forth therein, unless agreed to in writing by Purchaser; or

(ix) if there shall be excluded from the Acquired Assets any Assigned Contract that is not assignable or transferable pursuant to the Bankruptcy Code or otherwise without the consent of any Person other than Sellers, to the extent that such consent shall not have been given prior to the Closing and such Assigned Contract shall, in the opinion of Purchaser in its absolute discretion, prevent them from effectively operating the Business;

(x) if Sellers disclose, or Purchaser otherwise discovers, the existence of a Material Adverse Effect; or

(xi) if Purchaser so elect in writing pursuant to Section 6.6 hereof.

(d) by Sellers, if there has been a material violation or breach by Purchaser of any agreement or any representation or warranty contained in this Agreement which (i) has rendered the satisfaction of any condition to the obligations of Sellers impossible or is not curable or, if curable, has not been cured within five (5) Business Days following receipt by Purchaser of written notice of such breach from Sellers, and (ii) has not been waived by Sellers.

11.2 Effect of Termination.  In the event of termination pursuant to Section 11.1, this Agreement shall become null and void and have no effect and neither party shall have any Liability to the other (other than those provisions of Section 6.6, Article 11 and Article 12 that expressly survive termination or obligations to be performed on or after the Closing), except that Purchaser or Sellers shall be liable to the other party for any damages suffered by such party on account of any prior material or willful breach hereof by Purchaser or Sellers, as applicable.

11.3 Expense Reimbursement.

(a) If this Agreement is terminated pursuant to Section 11.1(b) or Section 11.1(c), then Purchaser shall be deemed to have earned the Expense Reimbursement.  The Expense Reimbursement shall be paid in cash, without further order of the Bankruptcy Court, immediately following Sellers receipt of notice of termination pursuant to Section 11.1(b) or Section 11.1(c).

(b) The Expense Reimbursement shall be a super-priority administrative expense priority obligation under Section 364(c)(1) of the Bankruptcy Code with priority over all expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, subject to any super-priority claims of Sellers' post-petition lenders.

(c) Sellers hereby acknowledge that the obligation to pay the Expense Reimbursement (to the extent due hereunder) shall survive the termination of this Agreement, and shall have super-priority administrative status against Sellers and their respective estates.

ARTICLE XII
MISCELLANEOUS

12.1 Survival.  No representations, warranties, covenants and agreements of Sellers and Purchaser made in this Agreement shall survive the Closing Date except where, and only to the extent that, the terms of any such covenant or agreement expressly provide for obligations extending after the Closing.

12.2 Further Assurances.  At the request and the sole expense of the requesting party, Purchaser or Sellers, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Purchaser or Sellers, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement and the Ancillary Agreements.

12.3 Successors and Assigns.

(a) Purchaser shall have the right to assign to an Affiliate any of its rights or obligations in whole or in part (including the right to acquire any of the Acquired Assets).  In the event of any assignment pursuant to this Section 12.3(a), Purchaser shall not be relieved of any Liability or obligation hereunder.

(b) Purchaser shall have the right to assign this Agreement or any of its rights or obligations hereunder as collateral to any lender of Purchaser, and Sellers will sign a consent with respect thereto if so requested by Purchaser or its lender; provided, however, that no such assignment shall relieve Purchaser of its obligations to Sellers hereunder.

(c) Sellers shall not assign this Agreement or any of their rights or obligations hereunder and any such assignment shall be void and of no effect.  This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto, including any trustee appointed in any of the Bankruptcy Case or subsequent Chapter 7 cases and Sellers, if the Bankruptcy Case is dismissed.

12.4 Governing Law; Jurisdiction.  This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware (without giving effect to the principles of conflicts of Laws thereof), except to the extent that the Laws of such State are superseded by the Bankruptcy Code or other applicable federal Law.  For so long as Sellers are subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court.  After Sellers are no longer subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, any state or federal court having competent jurisdiction in Delaware.

12.5 Expenses.  Except as otherwise provided in this Agreement, each of the parties shall pay their own expenses in connection with this Agreement and the transactions contemplated hereby, including any legal and accounting fees and commissions or finder's fees, whether or not the transactions contemplated hereby are consummated.  Purchaser shall pay the cost of all surveys, title insurance policies and title reports ordered by Purchaser.

12.6 Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable and the application of any provision so substituted, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (a) the Execution Date and (b) the date this Agreement was last amended.

12.7 Notices.

(a) All notices, requests, demands, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service, if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service addressed to the party to whom notice is to be given, if served via Federal Express or similar overnight courier or Express Mail service; (iii) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day; or (iv) on the third day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Sellers:	c/o Applied Solar, Inc.
3560 Dunhill Street
San Diego, California 92121
Attn: Dalton Sprinkle, Esq.
Fax: (858) 909-4099

with copy to (which shall not constitute notice):

Cross & Simon, LLC
913 North Market Street, 11th Floor
Wilmington, Delaware 19801
Attn:  Christopher P. Simon, Esq.
Fax:  (302) 777-4224

If to Purchaser:	Quercus APSO, LLC
1835 Newport Boulevard
A109 - PMB 467
Costa Mesa, California 92627
Attn: David Gelbaum
Fax: (949) 631-2325

with copy to (which shall not constitute notice):

The Law Offices of Joseph P. Bartlett, P.C.
1900 Avenue of the Stars, 19th Floor
Los Angeles, California 90067
Attn: Joseph P. Bartlett, Esq.
Fax: (310) 388-1055

and

Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street, 18th Floor
Wilmington, Delaware 19801
Attn: David L. Hamilton and Gregory W. Werkheiser
Fax: (302) 658-3989

(b) Any party may change its address or facsimile number for the purpose of this Section 12.7 by giving the other parties written notice of its new address in the manner set forth above.

12.8 Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by Purchaser and Sellers, or in the case of a waiver, by the party waiving compliance.  Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be or construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

12.9 Entire Agreement.  This Agreement and the other Ancillary Agreements contain the entire understanding between the parties with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.

12.10 Seller Disclosures.  After notice to and consultation with Purchaser, Sellers shall be entitled to disclose, if required by applicable Law or by order of the Bankruptcy Court, this Agreement and all information provided by Purchaser in connection herewith to the Bankruptcy Court, the United States Trustee, parties in interest in Sellers' Chapter 11 cases and other Persons bidding on assets of Sellers. Other than statements made in the Bankruptcy Court (or in pleadings filed therein) or as required by applicable law, including applicable federal and state securities laws, Sellers shall not issue (prior to, on or after the Closing) any press release or make any public statement or public communication with respect to the Agreement or transactions contemplated thereby without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed.

12.11 Headings.  The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12.12 Electronic Delivery; Counterparts.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument.  Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an "Electronic Delivery") shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto, each other party hereto or thereto shall re-execute the original form of this Agreement and deliver such form to all other parties.  No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.13 Waiver of Jury Trial.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.  EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS.  EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH LEGAL COUNSEL OF ITS OWN CHOOSING, OR HAS HAD AN OPPORTUNITY TO DO SO, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS, HAVING HAD THE OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT WITHOUT A JURY.

12.14 General Release.  Effective upon the Closing, each Seller, on behalf of itself and its estate, acknowledges that it has no claim, counterclaim, setoff, recoupment, action or cause of action of any kind or nature whatsoever (including, for the avoidance of doubt, actions for avoidance, subordination or recharacterization of any of Purchaser's pre-Petition Date Claims, Encumbrances, and Liens) against Purchaser, Quercus and any of their Related Persons, that directly or indirectly arise out of, are based upon, or in any manner are connected with (i) the pre-Petition Date agreements to which Purchaser, Quercus (or their Affiliates) and any of Sellers were parties and all transactions referred to in such agreements, or (ii) the acquisition by Purchaser of Claims and Liens in and against Sellers (jointly, the "Released Claims").  Should any Released Claims nonetheless exist, each Seller, on behalf of itself and its estate, hereby (i) releases and discharges the Purchaser, Quercus and their Related Persons from any Liability whatsoever on such Released Claims and (ii) releases, waives and discharges all such Released Claims against the Purchaser, Quercus and their Related Persons.

The Released Claims include claims of Sellers and their bankruptcy estates that Sellers do not know or suspect to exist at the time of the release, which if known, might have affected Sellers' decision to enter into the release.  The Sellers and their bankruptcy estates shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of unknown claims.  Specifically, the Sellers and their bankruptcy estates shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR;

The Sellers and their bankruptcy estates shall further be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PURCHASER:

QUERCUS APSO, LLC

By:           _______________________
Name:      _______________________
Title:        _______________________

SELLERS:

APPLIED SOLAR, INC.

By:           _______________________
Name:      _______________________
Title:        _______________________

SOLAR COMMUNITIES I, LLC

By:           _______________________
Name:      _______________________
Title:        _______________________

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

Exhibit C

$1,465,000.00

DEBTOR-IN-POSSESSION CREDIT AGREEMENT

by and among

APPLIED SOLAR, INC.,

a Debtor and Debtor-in-Possession

as Borrower,

SOLAR COMMUNITIES I, LLC,

a Debtor and Debtor-in-Possession

as Guarantor,

and

THE QUERCUS TRUST,

as Lender

Dated as of July 24, 2009

SECTION 7 NEGATIVE COVENANTS	23
7.1 Liens.	23
7.2 Indebtedness.	23
7.3 No Disposition.	24
7.4 Mergers/Asset Sales/Asset Purchases.	24
7.5 No Subsidiaries.	24
7.6 Conduct of Business.	24
7.7 Pre-Petition Claims / Weekly Budget.	24

SECTION 8 EVENTS OF DEFAULT	25
8.1 Events of Default.	25
8.2 Exercise of Rights.	28

SECTION 9 LENDER’S RIGHTS AND REMEDIES	28
9.1 Rights and Remedies.	28
9.2 Remedies Cumulative.	30

SECTION 10 TAXES AND EXPENSES	30

SECTION 11 WAIVERS; INDEMNIFICATION	31
11.1 Demand; Protest; etc.	31
11.2 Lender’s Liability for Collateral.	31
11.3 Indemnification.	31

SECTION 12 NOTICES	31

SECTION 13 GUARANTY	32
13.1 Guaranty.	32
13.2 No Impairment of Guaranty.	33
13.3 Subrogation.	34

SECTION 14 CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER	34

SECTION 15 GENERAL PROVISIONS	34
15.1 Effectiveness.	34
15.2 Successors and Assigns.	34
15.3 Section Headings.	35
15.4 Interpretation.	35
15.5 Good Faith.	35
15.6 Severability of Provisions.	35
15.7 Amendments, etc.	35
15.8 Confidentiality.	35
15.9 Counterparts; Telefacsimile Execution.	35
15.10 Revival and Reinstatement of Obligations.	36
15.11 Integration.	36

Exhibit 1                               Budget
Exhibit 2                               Interim Order
Exhibit 3                               Note
Exhibit 4                               Notice of Borrowing

Schedule 7.1                        Liens Existing on the Petition Date
Schedule 7.2                        Capitalized Leases Existing on the Petition Date

DEBTOR-IN-POSSESSION CREDIT AND SECURITY AGREEMENT

THIS DEBTOR-IN-POSSESSION CREDIT AND SECURITY AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is made and entered into as of July 24, 2009, by and among Applied Solar, Inc., a Nevada corporation (“Borrower”), Solar Communities I, LLC, a Delaware limited liability company and wholly-owned subsidiary of Borrower (the “Guarantor”), each of Borrower and the Guarantor being a debtor and debtor-in-possession under Chapter 11 of the Bankruptcy Code, and The Quercus Trust (“Lender”).

RECITALS

A.           On the date hereof (the “Petition Date”), Borrower and the Guarantor each filed a voluntary petition for relief, thereby commencing a case (the “Case”) pursuant to Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (as in effect for purposes of the Case, the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and each has continued in possession of its assets and in the management of its business as a debtor-in-possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code.

B.           Borrower has requested that Lender provide a senior secured superpriority term loan facility of up to $1,465,00.00 on the terms and conditions set forth herein for general working capital and corporate purposes of Borrower and the Guarantor, in accordance with the Budget and the Loan Documents as more fully described herein.

C.           Each of Borrower and the Guarantor has agreed to secure its obligations hereunder by granting to Lender security interests in and liens upon substantially all of their existing and after-acquired assets, as more fully described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1
DEFINITIONS AND CONSTRUCTION

1.1           Definitions.  As used in this Agreement, the following terms shall have the following definitions:

“2093603 Ontario” means 2093603 Ontario, Inc., a corporation organized under the laws of the Province of Ontario, Canada, the outstanding shares of which, other than Class A shares, are held by Borrower.

“Acquisition Agreement” means that certain Asset Purchase Agreement, dated as of July 24, 2009, between Borrower and the Guarantor, as sellers, and Quercus APSO, LLC, as the purchaser, as the same shall be amended, supplemented or superseded from time to time.

“Accounts” means all of Borrower’s and the Guarantor’s now owned or hereafter acquired right, title, and interest with respect to “accounts” (as that term is defined in the UCC), and any and all supporting obligations in respect thereof.

“Actual Disbursement Amount” means the actual amount of all disbursements made by Borrower during the relevant Period.

“Advance” has the meaning set forth in Section 2.1(a) of this Agreement.

“Agreement” has the meaning set forth in the introduction to this Agreement.

“Asset Sale” means the sale of substantially all of the assets of Borrower and the Guarantor pursuant to the terms of the Acquisition Agreement.

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an office), chief executive officer, president or one of its vice presidents (or the equivalent thereof), and such Person’s chief financial officer or treasurer.

“Avoidance Action” means any claim, action or cause of action under Sections 544, 547, 548 or 550 of the Bankruptcy Code, and proceeds relating thereof or arising therefrom.

“Bankruptcy Code” has the meaning set forth in the Recitals to this Agreement.

“Bankruptcy Court” has the meaning set forth in the Recitals to this Agreement.

“Bankruptcy Orders” means, collectively and each individually, the Interim Order and the Final Order.

“Barnabus” means Barnabus Energy Inc., a corporation organized under the laws of the Province of Alberta, Canada and wholly-owned subsidiary of Borrower.

“Bid Procedures Order” means an order of the Bankruptcy Court, in form and substance acceptable to Lender and its counsel, entered in the Case approving bidding procedures for the sale of all or substantially all of the assets of Borrower and the Guarantor.

“Books” means all of Borrower’s and the Guarantor’s now owned or hereafter acquired books and records including:  ledgers; records indicating, summarizing, or evidencing Borrower’s and the Guarantor’s properties or assets (including the Collateral) or liabilities; all information relating to Borrower’s and the Guarantor’s business operations or financial condition and all of its goods or General Intangibles related to such information; and all computer programs, disc or tape files, printouts, runs, or other computer prepared information, and the equipment containing such information.

“Borrower” has the meaning set forth in the introduction to this Agreement.

“Budget” means that certain budget of expenses and revenue of Borrower for the period of 12 consecutive weeks beginning on the Petition Date, attached hereto as Exhibit 1, and for such periods thereafter, in form and substance acceptable to Lender.  Any changes to the Budget shall be subject to the approval of Lender, in its sole and absolute discretion; once approved by Lender, any amended or updated Budget shall be deemed the “Budget” for all purposes hereunder.

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“Budgeted Disbursement Amount” means the line item contained in the Budget under the heading ‘Total Disbursements’ during the relevant Period of determination as set forth in the Budget.

“Business Day” means any day which is not a Saturday, Sunday, or other day on which national banks are authorized or required to close.

 “Carve-Out” has the meaning given such term in Section 5.4(a)(iv).

“Case” has the meaning set forth in the Recitals to this Agreement.

“Change of Control” means any event or series of events the result of which is that any Person or group of Persons acting jointly other than The Quercus Trust possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of Borrower, whether through the ownership of voting securities, by contract or otherwise.

“Closing Fee” means a fee in the amount of $50,000 payable to Lender on the date on which the Final Order is entered.

“Collateral” means all of Borrower’s and the Guarantor’s now owned or hereafter acquired right, title, and interest in and to each of the following:

(a)           Accounts;

(b)           Books;

(c)           Goods and Equipment;

(d)           General Intangibles (specifically including Intellectual Property, but excluding rights relating to Avoidance Actions);

(e)           Inventory;

(f)           Investment Property (including, without limitation, the equity interests held by Borrower in each of the Guarantor, CRE, 2093603 Ontario, Barnabus and WaterEye, without regard to whether such interests are “securities” as that term is defined in the UCC);

(g)           Negotiable Collateral;

(h)           Real Property and fixtures;

(i)           Money or other assets of Borrower or the Guarantor that now or hereafter come into the possession, custody, or control of Lender (other than proceeds of Avoidance Actions);

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(j)           All present and future rights, titles, and interests that Borrower or the Guarantor may now have or be or become entitled to under or by virtue of any licenses, consents, permits, franchises, variances, certifications and approvals of governmental agencies and all other similar tangible and intangible property of Borrower or the Guarantor and the proceeds thereof; and

(k)           Proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the foregoing, including without limitation any and all Accounts, Books, Equipment, Fixtures, General Intangibles, Inventory, Investment Property, Negotiable Collateral, Real Property, money, deposit accounts, or other tangible or intangible property resulting from the sale, exchange, collection, or other disposition of any of the foregoing, or any portion thereof or interest therein, and the proceeds thereof (other than Avoidance Actions and the proceeds thereof).

“CRE” means Connect Renewable Energy, Inc., a Nevada corporation and wholly-owned subsidiary of Borrower.

“Cumulative Four Week Period” means the four-week period up to and through the Saturday of the most recent week then ended, or if a four-week period has not then elapsed from the Filing Date, such shorter period since the Filing Date through the Saturday of the most recent week then ended.

“Cumulative Period” means the period from the Filing Date through the Saturday of the most recent week then ended.

“Default” has the meaning given such term in Section 3.2(c).

“Default Interest Rate” means the Non-Default Interest Rate plus three percent (3%) per annum.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or receivables or any rights and claims associated therewith.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices, Environmental Permits, or binding agreements issued, promulgated or entered into by any Governmental Authority, relating to the protection of the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Permit” means any federal, stated, local, provincial, or foreign permits, licenses, approvals, consents or authorizations required or issued by any Governmental Authority under or in connection with any Environmental Law.

“Equipment” has the meaning given to such term in the UCC.

“Event of Default” has the meaning set forth in Article 8 hereof.

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“Existing Agreements” means all of the agreements granting security interests and Liens in property and assets of Borrower or the Guarantor to the Existing Lenders, including without limitation, the following (each of which documents was executed and delivered by Borrower or the Guarantor prior to the Petition Date, as each may have been amended or modified from time to time):  (i) that certain Loan and Security Agreement, dated as of May 18, 2009, by and between Borrower, as borrower, and Lender, as lender, as amended by Amendment No. 1 thereto dated as of June 11, 2009, by and between Borrower, as borrower, and Lender, as lender, as further amended by Amendment No. 2 thereto dated as of June 19, 2009, by and between Borrower, as borrower, and Lender, as lender, as further amended by Amendment No. 3 thereto dated as of July 7, 2009, by and between Borrower, as borrower, and Lender, as lender, , and as further amended by Amendment No. 4 thereto dated as of July 21, 2009, by and between Borrower, as borrower, and Lender, as lender, (ii) that certain Loan and Security Agreement, dated as of April 29, 2008, by and between Borrower, as borrower, and Lender, as lender, (iii) that certain Guaranty, dated as of June 19, 2009, by Guarantor, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Lender, as lender, (iv) that certain Guaranty, dated as of July 7, 2009, by Guarantor, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Lender, as lender, (v) that certain Guaranty, dated as of July 21, 2009, by Guarantor, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Lender, as lender, and (vi) all related loan and security documents and other documents evidencing the indebtedness of Borrower, the Guarantor, CRE, WaterEye, 2093603 Ontario and SRS to Lender.

“Existing Indebtedness” means all Indebtedness and other obligations incurred by Borrower or the Guarantor under the Existing Agreements.

“Existing Lenders” means the lenders from time to time holding Existing Indebtedness.

“Fees” means, individually or collectively, the Origination Fee and the Closing Fee.

“Financial Officer” means the chief financial officer, controller, corporate controller, treasurer or corporate treasurer of Borrower.

“Final Order” means an order entered by the Bankruptcy Court in substantially the form of the Interim Order, with only such modifications thereto as are reasonably satisfactory in form and substance to Lender.

“General Intangibles” has the meaning given to such term in the UCC.

“Goods” has the meaning given to such term in the UCC.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

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“Guarantor” has the meaning set forth in the introduction to this Agreement.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indebtedness” means, as to any Person at any date, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business and not past due for more than ninety (90) days after the date on which such trade account was created, (d) all obligations of such Person as lessee under capital leases, (e) all Indebtedness of others secured by an encumbrance on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (f) all Indebtedness of others guaranteed by such Person and (g) the face amount of all letters of credit issued for the account of such Person.  For all purposes hereof, the Indebtedness of any person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.

“Initial Advance” has the meaning set forth in Section 2.1(a) of this Agreement.

“Intellectual Property” means all rights, priorities and privileges relating to intellectual property, whether arising under United States, multi-national or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, applications for any of the foregoing, software, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

“Interim Order” means an interim order under Section 364 of the Bankruptcy Code in substantially the form of Exhibit 2 hereto.

“Interim Order Entry Date” means the date on which the Interim Order is entered by the Bankruptcy Court in the Case following an initial hearing on Borrower’s and the Guarantor’s motion for approval of this Agreement.

“Inventory” has the meaning given to such term in the UCC.

“Investment Property” means all of Borrower’s and the Guarantor’s now owned or hereafter acquired right, title, and interest with respect to “investment property” as that term is defined in the UCC, and any and all supporting obligations in respect thereof.

6

“Lender Expenses” means all reasonable costs or expenses (including taxes, photocopying, notarization, telecommunication and insurance premiums) required to be paid by Borrower under any of the Loan Documents that are paid or advanced by Lender including documentation, filing, recording, publication, appraisal, and search fees assessed, paid, or incurred by Lender in connection with Lender’s loan to Borrower; costs and expenses incurred by Lender in the disbursement of funds to Borrower (by wire transfer or otherwise); charges paid or incurred by Lender resulting from the dishonor of checks; costs and expenses paid or incurred by Lender to correct any default or enforce any provision of the Loan Documents, or in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof; costs and expenses paid or incurred by Lender in examining the Books; costs and expenses of third party claims or any other suit paid or incurred by Lender in enforcing or defending the Loan Documents; and Lender’s reasonable attorneys fees and expenses incurred in advising, structuring, drafting, negotiating, reviewing, administering, amending, terminating, enforcing, defending or concerning the Loan Documents, irrespective of whether suit is brought, and monitoring and representing Lender’s interests in connection with the Case.

“Lien” means (a) any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien or charge of any kind whatsoever, (b) the interest of a vendor or a lessor under any conditional sale, capital lease or other title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing), (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities and (d) any other arrangement having the effect of providing security.

“Loan” has the meaning set forth in Section 2.1(a) of this Agreement.

“Loan Documents” means, collectively, this Agreement, the Note, any other note or notes executed by Borrower and payable to Lender in connection with the loan(s) extended under the Loan Documents, any other written agreement or instrument entered into in connection with this Agreement, the Bankruptcy Order(s), and any related order of findings issued by the Bankruptcy Court.

“Material Adverse Effect” means (a) a material adverse change in, or effect upon, the operations, business, properties, liabilities (actual or contingent), or financial condition of Borrower or the Guarantor, taken as a whole; (b) a material impairment of the rights and remedies of Lender under any Loan Document, or of the ability of Borrower or the Guarantor to perform its obligations under any Loan Document to which it is a party; or (c) a material impairment upon the legality, validity, binding effect or enforceability against Borrower or the Guarantor of any Loan Document to which it is a party.

“Maturity Date” means 85 days after the Petition Date.

“Maximum Amount” means an amount equal to One Million Four Hundred Sixty-Five Thousand Dollars ($1,465,00.00).

“Negotiable Collateral” means all of Borrower’s and the Guarantor’s now owned and hereafter acquired right, title, and interest with respect to letters of credit, letter of credit rights, instruments, promissory notes, drafts, documents and chattel paper (including electronic chattel paper and tangible chattel paper), and any and all supporting obligations in respect thereof.

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“Net Cash Proceeds” means, in connection with any Disposition of any property, the proceeds thereof in the form of cash or cash equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of related attorneys’ fees, accountants’ fees and any other customary and reasonable fees and expenses actually incurred in connection therewith.

“Non-Default Interest Rate” means ten percent (10%) per annum.

“Note” means a promissory note to be delivered by Borrower, as maker, to Lender, as payee, in the form of Exhibit 3 hereto.

“Notice of Borrowing” means a notice and certification in the form of Exhibit 4 hereto delivered by Borrower to Lender at least two (2) Business Days prior to each Advance under this Agreement.

“Obligations” means all loans, Advances, debts, principal, interest, fees, expenses, amounts and contingent reimbursement obligations owing to Lender under this Agreement, the other Loan Documents or pursuant to any other arrangement between Lender and Borrower or the Guarantor relating to the Loan Documents, and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all Lender Expenses that Borrower is required to pay or reimburse by the Loan Documents, by law, or otherwise.

“Official Creditors’ Committee” means the committee of unsecured creditors in the Case appointed by the United States Trustee or, if applicable, by order of the Bankruptcy Court.

“Origination Fee” means a fee payable by Borrower to Lender in the amount of $50,000.  The Origination Fee is fully earned on the Interim Order Entry Date and due and payable in accordance with the Budget or as set forth herein.

“Permitted Liens” has the meaning set forth in Section 5.1 hereof.

“Person” means and includes natural persons, corporations, limited liability companies, limited partnerships, general partnerships, joint ventures, trusts, land trusts, business trusts, statutory trusts or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Petition” means the voluntary petitions filed by Borrower and the Guarantor under Chapter 11 of the Bankruptcy Code commencing the Case.

“Petition Date” has the meaning set forth in the Recitals to this Agreement.

“Prepayment Date” means the date that is twenty-five (25) days after the entry of the Interim Order by the Bankruptcy Court if the Final Order has not been entered by the Bankruptcy Court prior to the expiration of such twenty-five (25) day period.

8

“Pre-Petition Payment” means a payment (by way of adequate protection or otherwise) of principal or interest or otherwise on account of any pre-petition or pre-filing Indebtedness or trade payables or other pre-petition or pre-filing claims against Borrower or the Guarantor.

“Prior Liens” shall have the meaning given such term in Section 5.4(a)(iv).

“Prior Period” means, as of any date of determination, the preceding two-week period that ended on the most recent Saturday and commenced on the Sunday that was thirteen (13) days prior to that Saturday.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by Borrower or the Guarantor and the improvements thereto.

“Sale Milestone” means each of the following events:

(a)           the Bankruptcy Court shall have entered the Bid Procedures Order on or before August 10, 2009, or such later date as Lender may consent to in its sole discretion;

(b)           (i) a hearing before the Bankruptcy Court regarding the sale of all or substantially all of the assets of Borrower and the Guarantor in accordance with the Bid Procedures Order and the Acquisition Agreement (at which hearing the Bankruptcy Court shall have indicated its approval of the foregoing) shall have been held on or before October 9, 2009 or such later date as Lender may consent to in its sole discretion and (ii) an order of the Bankruptcy Court in form and substance acceptable to Lender, evidencing the approval described in the foregoing clause (i) shall have been entered on or prior to October 13, 2009 or such later date as Lender may consent to in its sole discretion; and

(c)           the closing of the Asset Sale on or prior to October 17, 2009 or such later date as Lender may consent to in its sole discretion.

“Sale Motion” means one or more motions filed by Borrower or the Guarantor, as applicable, with the Bankruptcy Court requesting, among other things, (i) approval of procedures to sell substantially all of the assets of Borrower and the Guarantor and (ii) approval pursuant to Section 363(b) of the Bankruptcy Code of the Asset Sale pursuant to the Acquisition Agreement.  The Sale Motion shall be satisfactory to Lender in form and substance.

“Sale Order” means one or more orders of the Bankruptcy Court, in form and substance acceptable to Lender and its counsel, entered in the Case approving the sale of all or any substantial portion of Borrower’s and the Guarantor’s assets and all transactions relating to any such sale.

“SRS” means Solar Roofing Systems, Inc., a corporation organized under the laws of the Province of Ontario, Canada and wholly-owned subsidiary of 2093603 Ontario.

“Subsequent Advance” has the meaning set forth in Section 2.1(a) of this Agreement.

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“Superpriority Claim” means a claim, pursuant to Section 364(c)(1) of the Bankruptcy Code, against Borrower or the Guarantor in the Case which is an administrative expense claim having priority over any and all administrative expenses of the kind specified in Section 503(b) or 507(b) of the Bankruptcy Code.

“Termination Date” means the earliest to occur of (i) the Prepayment Date, (ii) the Maturity Date, (iii) the acceleration of the Loans and the termination of the commitments under this Agreement in accordance with the terms hereof and (iv) the consummation of the transactions contemplated by the Acquisition Agreement.

“UCC” means the Delaware Uniform Commercial Code or the Uniform Commercial Code as in effect in any other jurisdiction as may be applicable to the perfection or effect of perfection or non-perfection of Lender’s security interest in any Collateral or the enforcement of Lender’s rights in Collateral, each as in effect from time to time.

“United States Trustee” means the United States Trustee for the judicial district in which the Bankruptcy Court is located.

"Variance Report" means a report to be delivered by Borrower to Lender in form and substance reasonably satisfactory to Lender, on a bi-weekly basis (commencing on the second Tuesday after the Initial Advance) containing without limitation, the following: (i) the actual cash receipts and disbursements on a line item basis for the Prior Period; (ii) the actual cash receipts and disbursements on a cumulative basis since the Petition Date; (iii) the dollar amount and percentage variance of such amounts from those set forth in the Budget for such Prior Period; and (iv) a narrative analysis of Borrower's performance for the Prior Period and the variance set forth in clause (iii) above.

"Weekly Budgeted Disbursements" means, with respect to any calendar week (commencing on a Sunday and ending on the next following Saturday) period, the aggregate amount of projected cash disbursements by Borrower set forth in the Budget with respect to such calendar week period.

“Voidable Transfer” has the meaning set forth in Section 15.10 hereof.

“WaterEye” means WaterEye Corporation, a Nevada corporation and wholly-owned subsidiary of Borrower.

1.2           UCC.  Any terms used in this Agreement that are defined in the UCC shall be construed and defined as set forth in the UCC unless otherwise defined herein.

1.3           Construction.  Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the term “including” is not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”  The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.  Section, subsection, clause, schedule, and exhibit references are to this Agreement unless otherwise specified.  Any reference in this Agreement or in the Loan Documents to this Agreement or any of the Loan Documents shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions and supplements thereto and thereof, as applicable.

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1.4           Exhibits.  All of the exhibits attached to this Agreement shall be deemed incorporated herein by reference.

SECTION 2
LOAN AND TERMS OF PAYMENT

2.1           Advances.

(a)           Provided that no Event of Default has occurred and subject to the terms and conditions of this Agreement, Lender agrees to loan to Borrower up to the Maximum Amount (the “Loan”).  The Loan will be made pursuant to up to six (6) advances.  The first advance shall be made within three (3) Business Days following the Interim Order Entry Date in an amount provided in the Budget (the “Initial Advance”).  Subsequent advances (“Subsequent Advances” and each of the Subsequent Advances and the Initial Advance, an “Advance”) shall be made on a bi-weekly basis in the amounts set forth in the Budget.  If the date of an Advance is not on a Business Day, such Advance shall be made on the immediately following Business Day.

(b)           Borrower shall deliver a fully completed and duly executed Notice of Borrowing to Lender at least two (2) Business Days prior to each Advance under this Agreement.

(c)           Borrower shall use the Advances provided under this Agreement solely for the purpose of making disbursements consistent with the Budget or any variation thereto approved by written consent of Lender in its sole and absolute discretion or otherwise permitted pursuant to Section 7.7(b).

(d)           Any Advance of Loan proceeds made by Lender hereunder shall be credited against the Maximum Amount and, for purposes of calculating the Maximum Amount, no Advance shall be deemed to have been reduced by the amount of any repayment of any Obligation hereunder.  No Advance, once repaid, may be re-borrowed hereunder.

(e)           Lender shall have no obligation to make any Advances following the Termination Date.

(f)           Lender shall have no obligation to make Advances hereunder to the extent that such Advances would cause the principal amount of the loan to exceed the Maximum Amount.

(g)           Borrower agrees to establish and maintain a single designated deposit account for the purpose of receiving the proceeds of the Advances requested by Borrower and made by Lender hereunder.  Unless otherwise agreed by Lender and Borrower, any Advance requested by Borrower and made by Lender hereunder shall be made by wire transfer to such designated deposit account.

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2.2           Overadvances.  If, at any time or for any reason, the principal amount of the loan owed by Borrower to Lender pursuant to Section 2.1 is greater than either the dollar amount or other limitations set forth in Section 2.1, Borrower immediately shall pay to Lender, in cash, the amount of such excess.

2.3           Interest:  Rates, Payments, and Calculations.

(a)           Interest Rate.  Prior to an Event of Default, all Obligations shall bear interest, on the average daily balance, at the Non-Default Interest Rate.

(b)           Default Rate.  All Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at the Default Interest Rate.

(c)           Payments.  Interest and fees hereunder (including Lender Expenses and the Fees) shall be earned, in full, when such interest or fee is incurred, and due and payable, in full, in accordance with the Budget or as set forth herein.

(d)           Compounding.  Any interest not paid when due shall be compounded by becoming a part of the Obligations, and, as part of the Obligations, such interest thereafter shall bear interest at the rate then applicable hereunder.

(e)           Intent to Limit Charges to Maximum Lawful Rate.  In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable.  Borrower and Lender, in executing this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated herein; provided, however, that, anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto as of the date of this Agreement, Borrower is and shall be liable only for the payment of such maximum as allowed by law, and payment received from Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess.

2.4           Repayment of Obligations.

(a)           Termination Date Payment.  Borrower hereby unconditionally promises to pay to Lender the full amount of the Obligations, including all outstanding principal and accrued interest under the Note, on the Termination Date.

(b)           Optional Prepayments.  Borrower may at any time and from time to time prepay the Note, in full or in part, without premium or penalty, upon irrevocable written notice delivered to Lender at least one (1) Business Day prior to the date of prepayment.

(c)           Mandatory Prepayments.  If Borrower or the Guarantor shall Dispose of any of its property other than property of the type set forth in Section 7.3(i) and (ii) of this Agreement, whether now owned or hereafter acquired, and whether or not pursuant to a Sale Order, all of the Net Cash Proceeds shall be applied on the date of receipt of proceeds from such Disposition toward the prepayment of the Note and any other Obligations.  In the event of any casualty loss of any property of Borrower or the Guarantor, any insurance proceeds payable in connection therewith shall be applied as a prepayment of the Obligations.

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2.5           Crediting Payments; Application of Collections.  The receipt by Lender of any wire transfer of funds, check, or other item of payment sent by or for the account of Borrower shall be applied to provisionally reduce the Obligations, but shall not be considered a payment on account unless such wire transfer is of immediately available federal funds and is made to the appropriate deposit account of Lender or unless and until such check or other item of payment is honored when presented for payment.  Should any check or item of payment not be honored when presented for payment, then Borrower shall be deemed not to have made such payment, and interest shall be recalculated accordingly.  Anything to the contrary contained herein notwithstanding, any wire transfer, check, or other item of payment shall be deemed received by Lender only if it is received into Lender’s account on or before 2:00 p.m. prevailing time in New York, New York.  If any wire transfer, check, or other item of payment is received into Lender’s account after 2:00 p.m., it shall be deemed to have been received by Lender as of the opening of business on the immediately following Business Day.  Payments made by or for the account of Borrower hereunder shall be applied to the Obligations in such order and priority as shall be determined by Lender in its sole discretion.

SECTION 3
CONDITIONS; TERM

3.1           Conditions Precedent to Initial Advance.  The obligation of Lender to make the Initial Advance to Borrower under this Agreement is subject to the fulfillment (or waiver in accordance with Section 15.7) of each of the following conditions:

(a)           Lender shall have received a certificate from an Authorized Officer of Borrower attesting to the resolutions of Borrower authorizing (i) Borrower’s commencement of the Case and (ii) Borrower’s execution and delivery of this Agreement, the Note and the other Loan Documents, if any, to which Borrower is a party.

(b)           Lender shall have received a certificate from an Authorized Officer of the Guarantor attesting to the resolutions of the Guarantor authorizing (i) the Guarantor’s commencement of the Case and (ii) the Guarantor’s execution and delivery of this Agreement and the other Loan Documents, if any, to which the Guarantor is a party.

(c)           Lender shall have received a duly executed Note from Borrower.

(d)           All other documents and legal matters relating to the transactions contemplated by this Agreement shall have been delivered or executed or recorded, as applicable, and shall be in form and substance satisfactory to Lender and its counsel.

(e)           Lender shall have received satisfactory evidence of the entry by the Bankruptcy Court of the Interim Order, which Interim Order (i) shall have been entered upon an application or motion of Borrower and the Guarantor reasonably satisfactory in form and substance to Lender, on such prior notice to such parties as may in each case be reasonably satisfactory to Lender, (ii) shall be in full force and effect, (iii) shall have been entered not later than 3 Business Days following the Petition Date and (iv) shall not have been vacated, stayed, reversed, modified or amended in any respect; and, if the Interim Order is the subject of a pending appeal in any respect, neither the making of such Loans nor the performance by Borrower or the Guarantor of any of its respective obligations hereunder or under the Loan Documents or under any other instrument or agreement referred to herein shall be the subject of a presently effective stay pending appeal.

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(f)           All of the “first day orders” entered by the Bankruptcy Court at the time of the commencement of the Case shall be reasonably satisfactory to Lender.

(g)           Borrower shall have paid to Lender the then unpaid balance of all accrued and unpaid Fees due under and pursuant to this Agreement and the fees and expenses of counsel to the Lender as to which invoices have been issued.

(h)           Borrower shall have filed the Sale Motion with the Bankruptcy Court.

(i)           All corporate and judicial proceedings and all instruments and agreements in connection with the transactions between Borrower or the Guarantor and Lender contemplated by this Agreement shall be reasonably satisfactory in form and substance to Lender, and Lender shall have received all information and copies of all documents and papers, including records of corporate and judicial proceedings, which Lender may have reasonably requested in connection therewith, such documents and papers where appropriate to be certified by proper corporate, governmental or judicial authorities.

(j)           Borrower and the Guarantor shall have granted Lender access to and the right to inspect all reports, audits and other internal information of Borrower and the Guarantor, as applicable, relating to environmental matters, and any third party verification of certain matters relating to compliance with Environmental Laws reasonably requested by Lender, and Lender shall be reasonably satisfied that each of Borrower and the Guarantor is in compliance in all material respects with all applicable Environmental Laws and Environmental Permits and that each of Borrower and the Guarantor has made adequate provision for the costs of maintaining such compliance.

(k)           Lender shall have received UCC and other customary searches (including tax liens and judgments) conducted in all jurisdictions in which either Borrower or the Guarantor conducts business (dated as of a date reasonably satisfactory to Lender), reflecting the absence of Liens and encumbrances on the assets of Borrower and the Guarantor, as applicable, other than Liens granted or permitted under the Existing Agreements, and such other Liens as may be reasonably satisfactory to Lender.

(l)           Borrower shall have furnished to Lender the Budget, in form and substance acceptable to Lender in accordance with Section 6.9 of this Agreement, and such Budget shall have been prepared in good faith based upon assumptions which Borrower believes to be reasonable assumptions.  To the knowledge of Borrower, the Budget sets forth all proposed expenses of Borrower in connection with the Case and no facts presently exist that (individually or in the aggregate) would result in any material change in the Budget.

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3.2           Conditions Precedent to Each Advance.  The obligation of Lender to make each Advance, whether an Initial Advance or a Subsequent Advance, is subject to the satisfaction (or waiver in accordance with Section 15.7) of the following conditions precedent:

(a)           Lender shall have received a notice with respect to such borrowing, as required by Section 2.1(b).

(b)            All representations and warranties contained in this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date of such Advance, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case the same shall remain true and correct as of such date);

(c)           On the date of each such Advance, no Event of Default which upon notice or lapse of time or both would constitute an Event of Default shall have occurred and be continuing (each, a “Default”).

(d)           The Interim Order shall be in full force and effect and shall not have been stayed, reversed, modified or amended in any respect without the prior written consent of the Lender, provided, that if at the time of the making of any Advance, the aggregate amount of either of which, when added to the sum of the principal amount of all Advances then outstanding would exceed the amount authorized by the Interim Order (collectively, the “Additional Credit”), the Lender shall have received satisfactory evidence of the entry of an order by the Bankruptcy Court of the Final Order.  The Final Order, in any event, shall have been entered by the Bankruptcy Court no later than twenty-five (25) days after the entry of the Interim Order and, at the time of the extension of any Additional Credit, the Final Order shall be in full force and effect, and shall not have been vacated, stayed, reversed, modified or amended in any respect without the prior written consent of the Lender.  If either the Interim Order or the Final Order is the subject of a pending appeal in any respect, neither the making of the Loans nor the performance by the Borrower or the Guarantor of any of their respective obligations under any of the Loan Documents shall be the subject of a presently effective stay pending appeal.  All other orders issued by the Bankruptcy Court and shall be in form and substance satisfactory to the Lender.

(e)           Borrower shall have paid to Lender the then unpaid balance of all accrued and unpaid Fees due under and pursuant to this Agreement and the Bankruptcy Orders and fees and expenses of counsel to Lender as to which invoices have been issued.

3.3           Term.  The term during which Lender will make Advances of Loan proceeds to Borrower shall, subject to all of the other terms and conditions of this Agreement, commence with the advancement of the Initial Advance and shall continue until the Termination Date.

3.4           Effect of Termination.  On the Termination Date, all Obligations shall become due and payable immediately by Borrower to Lender without notice or demand.  No termination of the period for making Advances hereunder, however, shall relieve or discharge Borrower or the Guarantor of Borrower’s or the Guarantor’s duties, Obligations, or covenants hereunder, and Lender’s continuing security interests in and liens upon the Collateral (and all other rights of Lender under the Loan Documents) shall remain in effect until all Obligations have been fully and finally discharged.

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SECTION 4
CREATION OF SECURITY INTERESTS, LIENS

4.1           Grant of Security Interests and Liens.  Each of Borrower and the Guarantor hereby grants to Lender continuing first priority security interests in and liens upon all currently existing and hereafter acquired Collateral (excluding Avoidance Actions) in order to secure prompt repayment of any and all Obligations and in order to secure prompt performance by Borrower and the Guarantor of its covenants and duties under the Loan Documents.  Lender’s security interests in and liens upon the Collateral shall attach to all Collateral without further act on the part of Lender, Borrower or the Guarantor.  The security interests and liens granted herein are in addition to, and not in limitation of, any and all security interests in and liens upon the Collateral granted to Lender pursuant to the terms of the Bankruptcy Order(s).  Notwithstanding anything to the contrary contained herein, Lender’s security interests in the Collateral are subordinate to any Carve-Out expenses, provided, that no portion of the Carve-Out may be utilized to fund prosecution or assertion of any claims against Lender (it being understood that, in the event of the liquidation of Borrower’s or the Guarantor’s estate, the amount of the Carve-Out shall be funded into a segregated account prior to the making of distributions).

4.2           Negotiable Collateral.  In the event that any Collateral, including proceeds, is evidenced by or consists of Negotiable Collateral, Borrower or, as applicable, the Guarantor, shall, immediately upon the request of Lender, endorse and assign such Negotiable Collateral to Lender and deliver physical possession of such Negotiable Collateral to Lender.

4.3           Delivery of Additional Documentation Required.  Borrower and the Guarantor shall at any time upon the request of Lender execute and deliver to Lender all financing statements, continuation financing statements, fixture filings, security agreements, chattel mortgages, lease assignments and/or lease mortgages, real property mortgages, pledges, assignments, endorsements of certificates of title, applications for title, affidavits, reports, notices, consents, schedules of accounts, letters of authority, and all other documents that Lender may reasonably request, in form satisfactory to Lender, to perfect and continue perfected Lender’s security interests in and liens upon the Collateral, in order to fully consummate all of the transactions contemplated hereby and under the other the Loan Documents, and if an Event of Default shall occur, to allow Lender to fully exercise all of its rights in and liens upon the Collateral.  Nothing herein shall limit the effect of the Bankruptcy Order(s).

4.4           Power of Attorney.  Subject to Lender obtaining relief from stay from the Bankruptcy Court to exercise the rights described herein to the extent necessary, each of Borrower and the Guarantor hereby irrevocably makes, constitutes, and appoints Lender (and any agents designated by Lender) as Borrower’s and the Guarantor’s true and lawful attorney, with power to:  (a) if Borrower or the Guarantor refuses to, or fails timely to execute and deliver any of the documents described in Section 4.3, sign the name of Borrower or the Guarantor on any of the documents described in Section 4.3 or on any other similar documents to be executed, recorded, or filed in order to perfect or continue the perfection of Lender’s security interests in and liens upon the Collateral;

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 (b) at any time that an Event of Default has occurred and is continuing, sign Borrower’s or the Guarantor’s name on any invoice or bill of lading relating to any account, drafts against account debtors, schedules and assignments of accounts, verifications of accounts, and notices to account debtors; (c) send requests for verification of accounts; (d) prosecute, maintain and protect Borrower’s or the Guarantor’s Intellectual Property; (e) at any time that an Event of Default has occurred and is continuing, endorse Borrower’s or the Guarantor’s name on any checks, notices, acceptances, money orders, drafts, or other item of payment or security that may come into Lender’s possession; (f) at any time that an Event of Default has occurred and is continuing, assemble and dispose of the Collateral (including Borrower’s or the Guarantor’s Intellectual Property), by sale, license or otherwise and to execute any and all necessary documents in connection therewith; (g) at any time that an Event of Default has occurred and is continuing, notify the post office authorities to change the address for delivery of Borrower’s or the Guarantor’s mail to an address designated by Lender, to receive and open all mail addressed to Borrower or the Guarantor and to retain all mail relating to the Collateral or the inventory and forward all other mail to Borrower or the Guarantor; (h) at any time that an Event of Default has occurred and is continuing, make, settle, and adjust all claims under Borrower’s or the Guarantor’s policies of insurance and make all determinations and decisions with respect to such policies of insurance; and (i) at any time that an Event of Default has occurred and is continuing, settle and adjust disputes and claims respecting the accounts directly with account debtors, for amounts and upon terms which Lender determines to be reasonable, and Lender may cause to be executed and delivered any documents and releases which Lender determines to be necessary.  The appointment of Lender as Borrower’s and the Guarantor’s attorney, and each and every one of Lender’s rights and powers, being coupled with an interest, is irrevocable until all of the Obligations have been fully and finally repaid and performed and Lender’s obligation to extend credit hereunder is terminated.

4.5           Right to Inspect.  Lender shall have the right, from time to time hereafter, to inspect Borrower’s and the Guarantor’s Books and to check, test, and appraise the Collateral in order to verify Borrower’s or the Guarantor’s financial condition or the amount, quality, value, condition of, or any other matter relating to, the Collateral.  Lender shall give Borrower or the Guarantor, as applicable, reasonable notice before conducting any such inspection, which notice shall be no less than twenty-four (24) hours.

SECTION 5
REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Lender as follows:

5.1           No Prior Encumbrances.  Each of Borrower and the Guarantor, as applciable, has good and indefeasible title to the Collateral, subject only to the following interests existing as of the Petition Date (which in the aggregate shall be construed as “Permitted Liens”):  (a) liens for taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or being contested in good faith; (b) liens of carriers, warehousemen, mechanics, materialmen, vendors, and landlords incurred in the ordinary course of business for sums not overdue, payable without penalty or being contested in good faith; (c) deposits under workers’ compensation, unemployment insurance and social security laws or to secure the performance of bids, tenders, contracts or leases, or to secure statutory obligations of surety or appeal bonds or to secure indemnity, performance or other similar bonds in the ordinary course of business;

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(d) easements, reservations, rights of way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances affecting real property in a manner not materially or adversely affecting the value or use of such property; (e)  liens securing obligations under a capital lease if such liens do not extend to property other than the property leased under such capital lease, and any accessions, replacements, substitutions and proceeds (including insurance proceeds) thereof or thereto; (f) liens upon any equipment to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition of such equipment, so long as such lien extends only to the equipment financed, and any accessions, replacements, substitutions and proceeds (including insurance proceeds) thereof or thereto; and (g) liens in favor of Lender.

5.2           Due Organization and Qualification.  Each of Borrower and the Guarantor is duly organized and existing and in good standing under the laws of the state of its formation and qualified and licensed to do business in, and in good standing in, any state where the failure to be so licensed or qualified could reasonably be expected to have a material adverse effect on the value of the Collateral to Lender.

5.3           Due Authorization; No Conflict.  The execution, delivery, and performance by Borrower and the Guarantor of the Loan Documents to which it is a party are within such entity’s corporate powers, have been duly authorized, and are not in conflict with nor constitute a breach of any provision contained in such entity’s certificate of incorporation, bylaws, or other organizational documents, as in effect on the date hereof or the date of any Advance of Loan proceeds by Lender hereunder, nor will they constitute an event of default under any material agreement to which Borrower or the Guarantor is a party or by which its properties or assets may be bound.

5.4           Priority and Liens.

(a)           Upon the entry of the Interim Order (and the Final Order, as applicable), the Obligations:

(i)           shall at all times constitute a Superpriority Claim in the Case;

(ii)           pursuant to Section 364(c)(2) of the Bankruptcy Code, shall at all times be secured by a perfected first priority Lien on all property of each of Borrower’s and the Guarantor’s estate in the Case that as of the Petition Date were not subject to valid, perfected and non-avoidable Liens, including, without limitation, all present and future accounts receivable, inventory, general intangibles, chattel paper, real property, leaseholds, fixtures, machinery and equipment, deposit accounts, patents, copyrights, trademarks, trade names, rights under license agreements and other intellectual property, capital stock of any Subsidiaries of Borrower or the Guarantor (excluding Borrower’s and the Guarantor’s rights in respect of Avoidance Actions);

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(iii)           pursuant to Section 364(c)(3) of the Bankruptcy Code, shall be secured by a perfected junior Lien upon all property of Borrower and the Guarantor (other than property that as of the Petition Date was subject to existing Liens that secured the obligations of Borrower or the Guarantor under the Existing Agreements and Liens that are junior to such existing Liens, as to which the Lien in favor of Lender will be as described in clause (iv) of this sentence) that is subject to valid, perfected and non-avoidable Liens in existence on the Petition Date or to valid Liens in existence as of the Petition Date that are perfected subsequent to the Petition Date as permitted by Section 546(b) of the Bankruptcy Code or to Permitted Liens, junior to such valid, perfected and non-avoidable Liens, valid and subsequently perfected Liens or Permitted Liens;

(iv)           pursuant to Section 364(d)(1) of the Bankruptcy Code, shall be secured by a perfected first priority, senior priming Lien on all of the tangible and intangible property of Borrower and the Guarantor (including without limitation, such property of Borrower and the Guarantor referred to in clause (ii) of this sentence and the proceeds thereof) that as of the Petition Date was subject to existing Liens that secured Borrower’s or the Guarantor’s pre-petition or pre-filing Indebtedness under the Existing Agreements and Liens that are junior to such existing Liens (but subject to any Liens in existence as of the Petition Date to which the Liens being primed hereby are subject or become subject subsequent to the Petition Date as permitted by Section 546(b) of the Bankruptcy Code (such Liens to which the primed Liens are subject, collectively the “Prior Liens”)) and any Liens granted after the Petition Date to provide adequate protection in respect of the Existing Agreements, senior to all of such Liens; provided, that the Liens and claims granted to Lender in the preceding clauses (i) to (iv) shall be subject to (x) in the event of the occurrence and during the continuance of an Event of Default or an event that would constitute an Event of Default with the giving of notice or lapse of time or both, the payment of allowed and unpaid professional fees and disbursements incurred by Borrower or of any statutory committees appointed in the Case in an amount not in excess of $30,000, but solely to the extent such allowed and unpaid professional fees are incurred in accordance with the Budget (plus all unpaid professional fees and disbursements incurred prior to the occurrence of an Event of Default or an event that would constitute an Event of Default with the giving of notice or lapse of time or both to the extent such professional fees and disbursements are incurred in accordance with the Budget and are allowed by the Bankruptcy Court at any time), and (y) the payment of unpaid fees pursuant to 28 U.S.C. § 1930 and to the Clerk of the Bankruptcy Court ((x) and (y), collectively, the “Carve-Out”), provided, further, that no portion of the Carve-Out may be utilized to fund prosecution or assertion of any claims against Lender (it being understood that, in the event of the liquidation of Borrower’s or the Guarantor’s estate, the amount of the Carve-Out shall be funded into a segregated account prior to the making of distributions).

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(b)           Upon the entry of the Interim Order (and the Final Order, as applicable), the provisions of the Loan Documents and the Bankruptcy Orders are effective to create in favor of Lender a legal, valid, perfected and enforceable lien in all right, title and interest of Borrower and the Guarantor in the Collateral described herein, therein and in the Bankruptcy Orders (having the priority provided for herein, therein and in the Bankruptcy Orders).

5.5           Further Assurances.  Borrower and the Guarantor each agrees that it will, at its own expense, promptly execute and deliver to Lender, or cause to be executed and delivered to Lender, on reasonable request by Lender, all such other and further documents, agreements and instruments necessary to satisfy the obligations of Borrower or the Guarantor, as applicable, under the Loan Documents or under any of the documents arising from the Loan Documents, to effect any registrations or filings reasonably required by Lender or to use commercially reasonable efforts to obtain any consents reasonably required by Lender.

5.6           Information Regarding Collateral.  Each of Borrower and the Guarantor, as applicable, will furnish to Lender prompt written notice of any change (a) in such entity’s corporate name (including, without limitation, any additional corporate name), (b) in the jurisdiction of incorporation or organization of such entity, (c) in such entity’s organizational identification number or (d) in the jurisdiction(s) in which such entity’s chief executive office and domicile is (are) located.  Borrower and the Guarantor each agrees not to effect or permit any change (or addition) referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for Lender to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral (or Borrower or the Guarantor, as applicable, shall have furnished to Lender any such documentation necessary to effectuate the foregoing).

5.7           Reliance by Lender; Cumulative.  Each warranty and representation contained in this Agreement automatically shall be deemed repeated with each Advance and shall be conclusively presumed to have been relied upon by Lender regardless of any investigation made or information possessed by Lender.  The warranties and representations set forth herein shall be cumulative and in addition to any and all other warranties and representations that Borrower or the Guarantor now or hereafter shall give, or cause to be given, to Lender pursuant to the terms and conditions of any Loan Document.

SECTION 6
AFFIRMATIVE COVENANTS

Each of Borrower and the Guarantor, as applicable, covenants and agrees that, so long as any credit hereunder shall be available and until payment in full of the Obligations, and unless Lender shall otherwise consent in writing, Borrower and the Guarantor, as applicable, shall do all of the following:

6.1           Maintenance of Property.  Borrower and the Guarantor, as applicable, shall maintain and keep the Collateral in good condition, repair and working order, ordinary wear and tear excepted, and will not commit or permit any waste or unreasonable depreciation.  Borrower and the Guarantor, as applicable, will not alter, remove, or demolish any Collateral without Lender’s prior written consent, except as may be required by law or in the ordinary course of business or with respect to Collateral that is worn out, obsolete or of inconsequential value.

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6.2           Satisfaction of Certain Obligations.  Borrower and the Guarantor, as applicable, shall continue to timely perform and satisfy all obligations under all contracts that are designated to be assumed pursuant to the Acquisition Agreement.

6.3           Books and Records; Inspection.  Borrower and the Guarantor shall keep proper books of records and account in which full, complete and correct entries in conformity with all material requirements of law shall be made of all dealings and transactions in relation to its business and activities and shall permit representatives of Lender, upon reasonable notice to visit and inspect any of its properties and examine and, to the extent reasonable, make abstracts from and copies of any of its books and records, including, without limitation, in connection with any appraisal.

6.4           Notices.  Borrower shall give prompt notice to Lender of:

(a)           The occurrence of any Event of Default or any event that, with the passage of time or the giving of notice, will constitute an Event of Default;

(b)           Any litigation or proceeding affecting Borrower or the Guarantor (i) in which the amount involved is $100,000 or more, whether or not covered by insurance, (ii) in which injunctive or similar relief is sought, (iii) that directly relates to any Loan Document or (iv) that could reasonably be expected to have a Material Adverse Effect;

(c)           The receipt by Borrower or the Guarantor of notice of violation of any environmental law, rule or regulation (i) that is reasonably likely to result in costs to correct or remedy the violation, fines or penalties of $100,000 or more or (ii) that could reasonably be expected to have a Material Adverse Effect; and

(d)           Any development or event that has had or could reasonably be expected to have a Material Adverse Effect on (a) the business, property, operations, condition (financial or otherwise) or performance of Borrower and the Guarantor taken as a whole, (b) the value or condition of the Collateral or (c) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of Lender hereunder or thereunder.

6.5           Taxes.  Except as otherwise provided by a confirmed plan of reorganization or liquidation, and to the extent permitted or required under the Bankruptcy Code, all assessments and taxes (other than taxes or assessments that are subject of a bona fide protest), whether real, personal, or otherwise, due or payable by, or imposed, levied, or assessed against Borrower or the Guarantor or its property have been paid, and shall hereafter be paid in full, before delinquency or before the expiration of any extension period.

6.6           Insurance.

(a)           Each of Borrower and the Guarantor, as applicable, at its expense, shall keep the Collateral insured against loss or damage by fire, theft, explosion, and all other hazards and risks, and in such amounts as have been historically maintained.  Each of Borrower and the Guarantor, as applicable, also shall maintain liability insurance relating to Borrower’s or the Guarantor’s, as applicable, ownership and use of the Collateral, as well as insurance against larceny, embezzlement, and criminal misappropriation in such amounts as have been historically maintained.

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(b)           All such policies of insurance shall be in such form, with such companies, and in such amounts as have been historically maintained.  Upon request from Lender, Borrower or the Guarantor, as applicable, shall deliver to Lender certified copies of such policies of insurance and evidence of the payment of all premiums therefor.  All proceeds payable under any such policy shall be payable to Lender to be applied on account of the Obligations.

6.7           No Setoffs or Counterclaims.  Except as otherwise provided by applicable law, all payments hereunder and under the other Loan Documents, if any, made by or on behalf of Borrower shall be made without setoff or counterclaim and free and clear of, and without deduction or withholding for or on account of, any federal, state, or local taxes.

6.8           Compliance with Laws.  Borrower and the Guarantor shall comply with the requirements of all applicable laws, rules, regulations, and orders of any governmental authority, other than laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, would not have and could not reasonably be expected to have a material adverse effect on the value of the Collateral to Lender.

6.9           Budget.

(a)           Except to the extent of the variances permitted under Section 7.7(b) of this Agreement, the use of the Loans by Borrower under this Agreement and the other Loan Documents shall be limited in accordance with the Budget.  The Budget shall depict, on a weekly basis, cash revenues, receipts, expenses and disbursements and other information for the first 12-week period from the Petition Date in the initial Budget delivered by Borrower to Lender on the Petition Date and such Budget shall be approved by, and in form and substance satisfactory to Lender in its sole discretion.  The Budget shall be updated, modified or supplemented by Borrower (with the consent and/or at the request of Lender) from time to time, but in any event not less than on a monthly basis (with the delivery to Lender on or before the 10th day of each calendar month), and each such updated, modified or supplemented Budget shall be approved by, and in form and substance satisfactory to Lender in its sole discretion.  Each Budget delivered to Lender shall be accompanied by such supporting documentation as reasonably requested by Lender.  Each Budget shall be certified by a Financial Officer of Borrower and prepared in good faith based upon assumptions which Borrower believes to be reasonable and satisfactory to Lender.

(b)           Borrower shall deliver to Lender bi-weekly on or before 2:00 p.m. prevailing time in New York, New York on Tuesday of the applicable week (unless such day is not a Business Day, in which event the next succeeding Business Day) a compliance certificate, in form and substance satisfactory to Lender, signed by a Financial Officer of Borrower certifying that (x) Borrower is in compliance with the covenants contained in Section 7.7 and (y) no Default has occurred or, if such a Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, together with (A) a comparison for the Prior Period of the Actual Disbursement Amount for such Prior Period to the Budgeted Disbursement Amount for such Prior Period, respectively, (B) a cumulative comparison for the Cumulative Four Week Period of the Actual Disbursement Amount for such Cumulative Four Week Period to the Budgeted Disbursement Amount for such Cumulative Four Week Period, respectively, and (C) a cumulative comparison for the Cumulative Period of the Actual Disbursement Amount for such Cumulative Period to the Budgeted Disbursement Amount for such Cumulative Period, respectively, each of which shall be prepared by a Financial Officer of Borrower as of the last day of the Prior Period, the Cumulative Four Week Period or the Cumulative Period, as applicable, and shall be in form and substance satisfactory to Lender in its sole discretion.  Borrower shall also deliver to Lender on a bi-weekly basis, a Variance Report.

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SECTION 7
NEGATIVE COVENANTS

Each of Borrower and the Guarantor, as applicable, covenants and agrees that, so long as any credit hereunder shall be available and until payment in full of the Obligations, and unless Lender shall otherwise consent in writing, Borrower and the Guarantor, as applicable, shall perform all covenants in this Section 7.

7.1           Liens.  Neither Borrower nor the Guarantor shall incur, create, assume or suffer to exist any Lien on any asset of Borrower or the Guarantor, now owned or hereafter acquired by Borrower or the Guarantor, other than:  (i) (x) Liens which were existing on the Petition Date as reflected on Schedule 7.1 and (y) Liens granted pursuant to the Existing Agreements; (ii) Liens on assets located in the United States granted as adequate protection pursuant to the Bankruptcy Orders, which Liens are junior to the Liens contemplated hereby in favor of Lender, provided, that the Interim Order and the Final Order shall provide that the holder of the Liens as to which adequate protection is granted shall not be permitted to take any action to foreclose with respect to such Liens so long as any amounts shall remain outstanding hereunder; (iii) Permitted Liens; (iv) Liens in favor of Lender created under the Loan Documents; (v) Liens securing purchase money Indebtedness and capitalized leases, in each case, permitted by Section 7.2; provided, that, only property financed or subject to such capitalized leases may be subject to Liens under this subsection (v); (vi)  Liens arising from precautionary UCC financing statements regarding operating leases permitted by this Agreement; or (vii) other Liens so long as the value of the property subject to such Liens, and the Indebtedness and other obligations secured thereby, do not exceed $100,000 in the aggregate.

7.2           Indebtedness.  Neither Borrower nor the Guarantor shall contract, create, incur, assume or suffer to exist any Indebtedness, except for (i) Indebtedness under the Loan Documents; (ii) Indebtedness incurred prior to the Petition Date (including existing capitalized leases listed on Schedule 7.2); (iii) Indebtedness owed to any bank in respect of any overdrafts and related liabilities arising from treasury, depository and cash management services or in connection with any automated clearing house transfers of funds; provided, that, such Indebtedness is repaid in full within two Business Days; and (iv) other Indebtedness of Borrower or the Guarantor in an aggregate principal amount not in excess of $150,000 at any time outstanding.

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7.3           No Disposition.  Neither Borrower nor the Guarantor shall Dispose of any assets, except for (i) sales of inventory, fixtures and equipment in the ordinary course of business, (ii) Dispositions of surplus, obsolete, negligible or uneconomical assets, and (iii) the consummation of the transactions contemplated by the Acquisition Agreement.

7.4           Mergers/Asset Sales/Asset Purchases.  Neither Borrower nor the Guarantor shall (i) become party to a merger or consolidation, (ii) effect any sale of all or substantially all of Borrower’s or the Guarantor’s assets, (iii) purchase assets other than in the ordinary course of business, (iv) make any changes in the corporate structure or identity of Borrower or the Guarantor or (v) enter into any agreement to do any of the foregoing; provided, that Borrower and the Guarantor may consummate the Asset Sale pursuant to the Acquisition Agreement.

7.5           No Subsidiaries.  Neither Borrower nor the Guarantor shall form, or cause to be formed, any subsidiary of Borrower or the Guarantor.

7.6           Conduct of Business.  >From and after the date hereof, neither Borrower nor the Guarantor shall engage in any business other than (i) business engaged in by Borrower or the Guarantor on the date hereof and similar or related businesses, and (ii) such other lines of business as may be consented to by Lender.

7.7           Pre-Petition Claims / Weekly Budget.

(a)           Payment of Pre-Petition Claims.  Neither Borrower nor the Guarantor shall make payments to creditors in respect of prepetition trade payables and prepetition Indebtedness except for: (i) amounts approved in the “first day orders” or (ii) amounts approved by Lender in writing and by the Bankruptcy Court, which in each case (described in clause (i) or (ii)) shall be included in any Budget delivered under Section 6.9 of this Agreement.

(b)           Weekly Budget Compliance.  Neither Borrower nor the Guarantor shall make any cash disbursement if, after giving effect thereto: (A) the aggregate cash disbursements by Borrower and the Guarantor during each weekly period would exceed the product of: (x) the aggregate of the Weekly Budgeted Disbursements for such weekly period including the date of such disbursement times (y) one hundred and ten percent (110%); provided, that, the cumulative aggregate of the Weekly Budgeted Disbursements from the Petition Date through such weekly period shall not exceed the cumulative aggregate of the Weekly Budgeted Disbursements times one hundred and five percent (105%); or (B) beginning with the second week after the Petition Date, the aggregate cash disbursements by Borrower and the Guarantor in respect of any one line item contained in the Budget (for disbursements) during each weekly period would exceed the product of: (x) the aggregate of the disbursements for such line item for such week period times (y) one hundred and ten percent (110%); provided, that, the cumulative aggregate of the Weekly Budgeted Disbursements from the Petition Date through such week period shall not exceed the cumulative aggregate of the Weekly Budgeted Disbursements times one hundred and five percent (105%).

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SECTION 8
EVENTS OF DEFAULT

8.1           Events of Default.

  The happening of any of the following events and the continuance thereof beyond the applicable grace period, if any, shall constitute an event of default under this Agreement (each, an “Event of Default”):

(a)           any representation or warranty made by Borrower or the Guarantor in this Agreement or in any Loan Document or in connection with this Agreement or the credit extensions hereunder or any statement or representation made in any report, financial statement, certificate or other document furnished by Borrower or the Guarantor to Lender under or in connection with this Agreement, shall prove to have been false or misleading in any material respect when made or delivered; or

(b)           any default shall be made in the payment of any (i) Fees, interest on the Loans or other amounts payable hereunder when due (other than amounts set forth in clause (ii) hereof) or (ii) principal of the Loans, when and as the same shall become due and payable, whether at the due date thereof (including the Prepayment Date) or at a date fixed for prepayment thereof or by acceleration thereof or otherwise; or

(c)           any default shall be made by Borrower or the Guarantor in the due observance or performance of any covenant, condition or agreement contained in Section 6 or 7 hereof; or

(d)           Borrower shall fail to deliver the Budget or Variance Report when due and such default shall continue unremedied for more than three (3) Business Days; or

(e)           any default shall be made by Borrower or the Guarantor in the due observance or performance of any other covenant, condition or agreement to be observed or performed pursuant to the terms of this Agreement, any of the Bankruptcy Orders or any of the other Loan Documents and such default shall continue unremedied for more than three (3) Business Days; or

(f)           the Case shall be dismissed or converted to a case under Chapter 7 of the Bankruptcy Code or Borrower or the Guarantor shall file a motion or other pleading seeking the dismissal of the Case under Section 1112 of the Bankruptcy Code or otherwise; a trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code, a responsible officer or an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) under Section 1106(b) of the Bankruptcy Code shall be appointed in the Case and the order appointing such trustee, responsible officer or examiner shall not be reversed or vacated within 30 days after the entry thereof; or an application shall be filed by Borrower or the Guarantor for the approval of any other Superpriority Claim or other charge of any kind (other than the Carve-Out) in the Case which is pari passu with or senior to the claims of Lender against Borrower or the Guarantor hereunder, or there shall arise or be granted any such pari passu or senior Superpriority Claim or other charge of any kind or the Bankruptcy Court shall enter an order terminating the use of cash collateral under the Existing Agreements; or

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(g)           the Bankruptcy Court shall enter an order or orders granting relief from the automatic stay applicable under Section 362 of the Bankruptcy Code, as may be extended from time to time, granting relief, to the holder or holders of any security interest to permit foreclosure (or the granting of a deed in lieu of foreclosure or the like) or any other enforcement of security on any assets of Borrower or the Guarantor which have a value in excess of $100,000 in the aggregate; or

(h)           a Change of Control shall occur; or

(i)           any material provision of any Loan Document or Order shall, for any reason, cease to be valid and binding on Borrower or the Guarantor, or Borrower or the Guarantor shall so assert in any pleading filed in any court; or

(j)           an order of the Bankruptcy Court shall be entered reversing, staying for a period in excess of 10 days, vacating or (without the written consent of the Lender) otherwise amending, supplementing or modifying any of the Bankruptcy Orders in a manner that is adverse to Lender, or terminating the use of cash collateral by Borrower or the Guarantor pursuant to the Bankruptcy Orders or amending or modifying the adequate protections granted to the Existing Lenders pursuant to any of the Bankruptcy Orders; or

(k)           any judgment or order in excess of $100,000 (exclusive of any judgment or order the amounts of which are fully covered by insurance (less any applicable deductible) and as to which the insurer has acknowledged its responsibility to cover such judgment or order) as to any post-petition or post-filing obligation shall be rendered against Borrower or the Guarantor and the enforcement thereof shall not have been stayed; or

(l)           any non-monetary judgment or order with respect to a post-petition or post-filing event shall be rendered against Borrower or the Guarantor which has or could reasonably be expected to have a Material Adverse Effect; or

(m)           except as permitted by the Bankruptcy Orders or as otherwise agreed to by Lender, Borrower or the Guarantor shall make any Pre-Petition Payment other than Pre-Petition Payments authorized by the Bankruptcy Court (x) in accordance with “first day” orders, (y) in connection with the assumption of executory contracts and unexpired leases, and (z) in respect of accrued payroll and related expenses and employee benefits as of the Petition Date; or

(n)           it shall be determined (whether by the Bankruptcy Court or by any other judicial or administrative forum) that Borrower or the Guarantor is liable for the payment of claims arising out of any failure to comply (or to have complied) with applicable Environmental Laws and Environmental Permits, the payment of which has or could reasonably be expected to have a Material Adverse Effect, and the enforcement thereof shall not have been stayed; or

(o)           Borrower or the Guarantor is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business, and the enforcement thereof shall not have been stayed; or

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(p)           Borrower or the Guarantor shall file, support or fail to oppose a motion seeking, or the Bankruptcy Court shall enter, an order in the Case (i) approving additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement, (ii) granting any lien (other than liens permitted the Bankruptcy Orders) upon or affecting any Collateral which are pari passu or senior to the liens on the Collateral in favor of Lender, (iii) granting any claim priority senior to or pari passu with the claims of Lender under the Loan Documents (other than to the extent permitted pursuant to the terms of the Bankruptcy Orders) or any other claim having priority over any or all administrative expenses of the kind specified in Section 503(b) or Section 507(b) of the Bankruptcy Code, or (iv) granting any other relief that is adverse to Lender's interests under any Loan Document or its rights and remedies hereunder or their interest in the Collateral; or

(q)           the Official Creditors’ Committee or any party in interest shall commence or Borrower or any officer or employee of Borrower, or the Guarantor or any officer or employee of the Guarantor, commences, or joins with or actively supports any Official Creditors’ Committee or any other party in interest in the Case of, a suit, action or contested matter against Lender, the Existing Lenders or affecting the Collateral, or joins or actively supports a suit, action or contested matter against Lenders or the Existing Lenders or that affects the Collateral, that sets forth (a) a claim in excess of $10,000, (b) a claim or legal or equitable remedy which seeks reduction, setoff, subordination or any recharacterization of the claim or lien of Lender or the Existing Lenders; or (c) a claim that could reasonably be expected to have a Material Adverse Effect (it being understood that reclamation claims shall not be deemed to have a Material Adverse Effect) or could reasonably be expected to have a material adverse effect on the rights and remedies of Lender under any Loan Documents, the rights and remedies of the Existing Lenders under any Existing Agreement or the collectability of all or any portion of the Obligations or the Existing Indebtedness; or

(r)           the entry of an order in the Case confirming a plan of reorganization or a plan of liquidation that does not contain a provision for termination of all Loan commitments under this Agreement and repayment in full of the Obligations under this Agreement and the Existing Indebtedness on or before the effective date of such plan; or

(s)           the Final Order is not entered immediately following the expiration of the Interim Order and, in any event, within 25 days following the Petition Date; or

(t)           other than payments permitted pursuant to this Agreement, the Interim Order or the Final Order, as applicable, Borrower or the Guarantor shall make any payment (whether by way of adequate protection or otherwise) of principal or interest or otherwise on account of any Indebtedness incurred prior to the Petition Date; or

(u)           the payment of, or application for authority to pay, any prepetition claim without Lender’s prior written consent or pursuant to an order of the Bankruptcy Court after notice and a hearing unless otherwise permitted under this Agreement; or

(v)           the allowance of any claim or claims under Section 506(c) of the Bankruptcy Code against or with respect to any Collateral other than the Carve-Out; or

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(w)           the termination of the Acquisition Agreement; or

(x)           except for transactions pursuant to the Acquisition Agreement, absent the written consent of Lender, entry by the Bankruptcy Court of an order under Section 363 or 365 of the Bankruptcy Code authorizing or approving the sale or assignment of a material portion of any of Borrower’s or the Guarantor’s assets, or procedures in respect thereof, or Borrower or the Guarantor shall seek, support, or fail to contest in good faith, the entry of such an order in the Case; or

(y)           the entry of an order in the Case avoiding or requiring repayment of any portion of the payments made on account of the Obligations owing under this Agreement; or

(z)           the failure to achieve any Sale Milestone; or

(aa)           the existence of a change in, or effect upon, the operations, business, properties, liabilities (actual or contingent), or financial condition of CRE, 2093603 Ontario, WaterEye, Barnabus or SRS that is materially adverse to Borrower, the Guarantor, CRE, 2093603 Ontario, WaterEye, Barnabus and SRS taken as a whole; or

(bb)            the filing of a bankruptcy or insolvency proceeding as to CRE, 2093603 Ontario, WaterEye, Barnabus or SRS without the written consent of Lender; or

(cc)           the Disposition of assets by CRE, 2093603 Ontario, WaterEye, Barnabus or SRS, except for (i) sales of inventory, fixtures and equipment in the ordinary course of business or (ii) Dispositions of surplus, obsolete, negligible or uneconomical assets; or

(dd)           the creation or existence of any Lien on any asset of CRE, 2093603 Ontario, WaterEye, Barnabus or SRS, or any Indebtedness of CRE, 2093603 Ontario, WaterEye, Barnabus or SRS, other than (i) Liens or Indebtedness that were existing on the Petition Date and (i) Liens or Indebtedness pursuant to the Existing Agreements.

8.2           Exercise of Rights.Upon the occurrence of an Event of Default, Lender shall immediately have the right to exercise its rights and remedies under Section 9 of this Agreement or as contained elsewhere in the Loan Documents, all without requirement for further order of the Bankruptcy Court (except as the requirement for a Bankruptcy Court order is provided for in Section 9 or elsewhere in the Loan Documents).

SECTION 9
LENDER’S RIGHTS AND REMEDIES

9.1           Rights and Remedies.  In every such Event of Default and at any time thereafter during the continuance of such Event of Default, and without further order of or application to the Bankruptcy Court, Lender may by notice to Borrower (with a copy to counsel for the Official Creditors’ Committee appointed in the Case and to the United States Trustee), take one or more of the following actions, at the same or different times (provided, that with respect to the enforcement of Liens or other remedies with respect to the Collateral, Lender shall provide Borrower (with a copy to counsel for the Official Creditors’ Committee in the Case and to the United States Trustee) with five Business Days’ written notice prior to taking the action contemplated thereby):

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(a)           Declare all Obligations (including Fees and Lender Expenses), whether evidenced by this Agreement, by any other Loan Document, or otherwise, immediately due and payable;

(b)           Cease advancing money or extending credit to or for the benefit of Borrower or the Guarantor under this Agreement, under any of the Loan Documents, or under any other agreement between Borrower or the Guarantor and Lender;

(c)           Terminate this Agreement and any of the other Loan Documents as to any future liability or obligation of Lender, but without affecting Lender’s rights and security interests in the Collateral and without diminishing the Obligations;

(d)           Settle or adjust disputes and claims directly with account debtors for amounts and upon terms which Lender considers advisable, and in such cases, Lender will credit Borrower’s loan account with only the net amounts received by Lender in payment of such disputed Accounts after deducting all Lender Expenses incurred or expended in connection therewith;

(e)           Make such payments and do such acts as Lender considers necessary or reasonable to protect the Collateral or Lender’s security interests in the Collateral.  Borrower and the Guarantor, as applicable, each agrees to assemble the Collateral if Lender so requires (including originals and copies of all books, records, correspondence, files and other documentation regarding Borrower’s or the Guarantor’s, as applicable, Intellectual Property), and to make the Collateral available to Lender as Lender may designate.  Borrower and the Guarantor, as applicable, each authorizes Lender to enter the premises where the Collateral is located, to take and maintain possession of the Collateral, or any part of it, and to pay, purchase, contest, or compromise any encumbrance, charge or lien that in Lender’s determination appears to be prior or superior to its security interests and to pay all expenses incurred in connection therewith;

(f)           Without constituting a retention of any Collateral in satisfaction of an obligation (within the meaning of the UCC), set off and apply to the Obligations any and all (i) balances and deposits of Borrower or the Guarantor held by Lender, or (ii) Indebtedness at any time owing to or for the credit or the account of Borrower or the Guarantor held by Lender;

(g)           Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale or other disposition, and sell or license the Collateral.  Lender is hereby authorized to grant a license or other right to use Borrower’s or the Guarantor’s Intellectual Property in completing the disposition of any Collateral;

(h)           Apply to the Bankruptcy Court upon proper notice for one or more of the following forms of relief:  (i) appointment of an examiner for Borrower or the Guarantor; (ii) appointment of a Chapter 11 trustee for Borrower or the Guarantor; (iii) conversion of the Case to a case under Chapter 7 of the Bankruptcy Code; or (iv) dismissal of the Case.  Nothing in this paragraph shall limit the right of Lender to apply to the Bankruptcy Court for such other or further relief as may be justified and appropriate, and nothing in this paragraph shall limit the other rights and remedies of Lender provided for elsewhere in this Agreement or in any other Loan Document;

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(i)           Sell, license or otherwise dispose of the Collateral at either a public or private sale, or both, by way of one or more contracts or transactions, for cash or on terms, in such manner and at such places as Lender determines is commercially reasonable;

(j)           Lender may credit bid and purchase at any sale;

(k)           Any deficiency that exists after disposition of the Collateral will be paid immediately by Borrower.  Any excess will be returned to Borrower; and

(l)           In addition to the foregoing rights in this Section 9.1, Lender shall have all other rights and remedies available to it under the UCC or otherwise at law or in equity or pursuant to any other Loan Documents.

9.2           Remedies Cumulative.  Lender’s rights and remedies under this Agreement, the Loan Documents, and all other agreements shall be cumulative.  Lender shall have all other rights and remedies not inconsistent herewith as provided under the Bankruptcy Order(s), the Bankruptcy Code, the UCC, by law, or in equity.  No exercise by Lender of one right or remedy shall be deemed an election, and no waiver by Lender of any Event of Default shall be deemed a continuing waiver.  No delay by Lender shall constitute a waiver, election or acquiescence by it.

SECTION 10
TAXES AND EXPENSES

If either Borrower or the Guarantor fails to pay any monies (whether taxes, rents, assessments, insurance premiums, or otherwise) due to third Persons, or fails to make any deposits or furnish any required proof of payment or deposit, to the extent required under the terms of this Agreement and permitted by the Bankruptcy Code, then, to the extent that Lender determines that such failure by Borrower or the Guarantor, as applicable, could have a material adverse effect on Lender’s interests in the Collateral, in its discretion and without prior notice to Borrower or the Guarantor, as applicable, Lender may do any or all of the following:  (a) make payment of the same or any part thereof; (b) set up such reserves in Borrower’s loan account as Lender deems necessary to protect Lender from the exposure created by such failure; or (c) obtain and maintain insurance policies of the type described in Section 6.6, and take any action with respect to such policies as Lender deems prudent.  Any such amounts paid by Lender shall constitute Lender Expenses.  Any such payments made by Lender shall not constitute an agreement by Lender to make similar payments in the future or a waiver by Lender of any Event of Default under this Agreement.  Lender need not inquire as to, or contest the validity of, any such expense, tax, security interest, encumbrance, or lien and the receipt of the usual official notice for the payment thereof shall be conclusive evidence that the same was validly due and owing.

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SECTION 11
WAIVERS; INDEMNIFICATION

11.1           Demand; Protest; etc.  Borrower and the Guarantor each waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees at any time held by Lender on which Borrower or the Guarantor may in any way be liable.

11.2           Lender’s Liability for Collateral.  Lender shall not in any way or manner be liable or responsible for:  (a) the safekeeping of the Collateral; (b) any loss or damage thereto occurring or arising in any manner or fashion from any cause; (c) any diminution in the value thereof; or (d) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person.  All risk of loss, damage, or destruction of the Collateral shall be borne by Borrower or the Guarantor, as applicable.

11.3           Indemnification.  Borrower and the Guarantor each agrees to defend, indemnify, save, and hold Lender and its agents harmless against:  (a) all obligations, demands, claims, and liabilities claimed or asserted by any other Person arising out of or relating to the transactions contemplated by this Agreement or any other Loan Document, and (b) all losses (including attorneys fees and disbursements) in any way suffered, incurred, or paid by Lender as a result of or in any way arising out of, following, or consequential to the transactions contemplated by this Agreement or any other Loan Document, except, in any such case, to the extent that the same arises from the gross negligence or wilful misconduct of Lender or its officers, agents, or employees.  This provision shall survive the termination of this Agreement.

SECTION 12
NOTICES

Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement or any other Loan Document shall be in writing and shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, telefacsimile, or nationally recognized overnight courier to Borrower, the Guarantor or to Lender, as the case may be, at its address set forth below:

If to Borrower or the Guarantor:

c/o Applied Solar, Inc.
3560 Dunhill Street
San Diego, California 92121
Attn:	Dalton Sprinkle, Esq.
Fax:  (858) 909-4099

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with a copy to:

Cross & Simon, LLC
913 North Market Street, 11th Floor
Wilmington, Delaware 19801
Attn:  Christopher P. Simon, Esq.
Fax: (302) 777-4224

If to Lender:

The Quercus Trust
1835 Newport Boulevard
A109 – PMB 467
Costa Mesa, California  92627
Attn: David Gelbaum
Fax:  (949) 631-2325

with a copy to:

The Law Offices of Joseph P. Bartlett, P.C.
1900 Avenue of the Stars, 19th Floor
Los Angeles, California  90067
Attn:  Joseph P. Bartlett, Esq.
Fax:    (310) 388-1055

and

Morris, Nichols, Arsht & Tunnell LLP
1201 N. Market Street, 18th Floor
Wilmington, Delaware  19801
Attn:   Gregory W. Werkheiser, Esq.
Fax:      (302) 351-9229

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.  Borrower and the Guarantor each acknowledges and agrees that notices sent by Lender in connection with the exercise of enforcement rights against Collateral under the provisions of the UCC shall be deemed sent when deposited in the mail or personally delivered, or, where permitted by law, transmitted by telefacsimile or any other method set forth above.

SECTION 13
GUARANTY

13.1           Guaranty.

(a)           The Guarantor unconditionally and irrevocably guarantees the due and punctual payment by Borrower of the Obligations.  The Guarantor further agrees that the Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and it will remain bound upon this guaranty notwithstanding any extension or renewal of any of the Obligations.

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(b)           The Guarantor waives presentation to, demand for payment from and protest to Borrower, and also waives notice of protest for nonpayment.  The Obligations of the Guarantor hereunder shall not be affected by (i) the failure of Lender to assert any claim or demand or to enforce any right or remedy against Borrower under the provisions of this Agreement or any other Loan Document or otherwise; (ii) any rescission, waiver, compromise, acceleration, amendment or modification of any of the terms or provisions of any of the Loan Documents; or (iii) the release, exchange, waiver or foreclosure of any security held by Lender for the Obligations or any of them.

(c)           The Guarantor further agrees that this guaranty constitutes a guaranty of payment when due and not just of collection, and waives any right to require that any resort be had by Lender to any security held for payment of the Obligations or to any balance of any deposit, account or credit on the books of Lender in favor of Borrower or to any other Person.

(d)           The Guarantor hereby waives any defense that it might have based on a failure to remain informed of the financial condition of Borrower and any circumstances affecting the ability of Borrower to perform under this Agreement.

(e)           The Guarantor’s guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Obligations or any other instrument evidencing any Obligations, or by the existence, validity, enforceability, perfection, or extent of any collateral therefor or by any other circumstance relating to the Obligations which might otherwise constitute a defense to this Guaranty.  Lender does not make any representation or warranty in respect to any such circumstances and Lender shall not have any duty or responsibility whatsoever to the Guarantor in respect of the management and maintenance of the Obligations.

(f)           Subject to the provisions of Section 8.1 of this Agreement, upon the Obligations becoming due and payable (by acceleration or otherwise), Lender shall be entitled to immediate payment of such Obligations by the Guarantor upon written demand by Lender, without further application to or order of the Bankruptcy Court.

13.2           No Impairment of Guaranty.  The obligations of the Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including, without limitation, any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Obligations.  Without limiting the generality of the foregoing, the obligations of the Guarantor hereunder shall not be discharged or impaired or otherwise affected by the failure of Lender to assert any claim or demand or to enforce any remedy under this Agreement or any other agreement, by any waiver or modification of any provision thereof, by any default, failure or delay, willful or otherwise, in the performance of the Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of the Guarantor or would otherwise operate as a discharge of the Guarantor as a matter of law, unless and until the Obligations are paid in full.

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13.3           Subrogation.  Upon payment by the Guarantor of any sums to Lender hereunder, all rights of the Guarantor against Borrower arising as a result thereof by way of right of subrogation or otherwise, shall in all respects be subordinate and junior in right of payment to the prior final and indefeasible payment in full of all the Obligations.  If any amount shall be paid to the Guarantor for the account of Borrower, such amount shall be held in trust for the benefit of Lender and shall forthwith be paid to Lender to be credited and applied to the Obligations, whether matured or unmatured.

SECTION 14
CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE BANKRUPTCY COURT SITTING WITHOUT A JURY.  BORROWER, THE GUARANTOR AND LENDER WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 14.  SERVICE OF PROCESS IN ANY SUCH ACTION MAY BE MADE BY DELIVERY THEREOF IN ACCORDANCE WITH SECTION 12.

SECTION 15
GENERAL PROVISIONS

15.1           Effectiveness.  Subject to entry of the Interim Order and the Final Order, as applicable, this Agreement shall be binding and deemed effective when executed by Borrower and the Guarantor and accepted and executed by Lender.

15.2           Successors and Assigns.  This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, however, that neither Borrower nor the Guarantor may assign this Agreement or any rights or duties hereunder without Lender’s prior written consent and any prohibited assignment shall be absolutely void.  No consent to an assignment by Lender shall release Borrower or the Guarantor from its Obligations.  Lender may assign this Agreement and its rights and duties hereunder and no consent or approval by Borrower or the Guarantor is required in connection with any such assignment.  Lender reserves the right to sell, assign, transfer, negotiate, or grant participations in all or any part of, or any interest in Lender’s rights and benefits hereunder.  In connection with any such assignment or participation, Lender may disclose all documents and information which Lender now or hereafter may have relating to Borrower or Borrower’s business (or the Guarantor or the Guarantor’s business).  To the extent that Lender assigns its rights and obligations hereunder to a third Person, neither Borrower nor the Guarantor shall be relieved of any liability under this Agreement as a result of such assignment or delegation.

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15.3           Section Headings.  Headings and numbers have been set forth herein for convenience only.  Unless the contrary is compelled by the context, everything contained in each section applies equally to this entire Agreement.

15.4           Interpretation.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against Lender, Borrower or the Guarantor, whether under any rule of construction or otherwise.  On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all parties hereto.

15.5           Good Faith.  Each of the parties hereto agrees that it will exercise its rights and remedies hereunder, and perform each of its obligations hereunder, in a commercially reasonable manner and in good faith.

15.6           Severability of Provisions.  Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

15.7           Amendments, etc.  No modification, amendment or waiver of any provision of this Agreement or the other Loan Documents, and no consent to any departure by Borrower or the Guarantor, shall in any event be effective unless the same shall be in writing and signed by Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice to or demand on Borrower or the Guarantor shall entitle Borrower or the Guarantor to any other or further notice or demand in the same, similar or other circumstances.  No amendment to this Agreement shall be effective against Borrower or the Guarantor unless signed by Borrower or the Guarantor, as applicable.

15.8           Confidentiality.  Lender agrees to keep any information delivered or made available by Borrower or the Guarantor to it confidential from anyone other than persons employed or retained by Lender who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans; provided, that nothing herein shall prevent Lender from disclosing such information (i) to any of its affiliates, provided such affiliate agrees to keep such information confidential to the same extent required by Lender hereunder, (ii) upon the order of any court or administrative agency, (iii) upon the request or demand of any regulatory agency or authority, (iv) which has been publicly disclosed other than as a result of a disclosure by Lender which is not permitted by this Agreement, (v) in connection with any litigation to which Lender or its affiliates be a party to the extent reasonably required, (vi) to the extent reasonably required in connection with the exercise of any remedy hereunder, and (vii) to Lender’s legal counsel and independent auditors.  Lender shall use reasonable efforts to notify Borrower or the Guarantor, as applicable, of any required disclosure under clauses (ii) and (v) of this Section.

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15.9           Counterparts; Telefacsimile Execution.  This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.  Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement.  Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

15.10           Revival and Reinstatement of Obligations.  If the incurrence or payment of the Obligations by Borrower or the Guarantor or the transfer of any property by Borrower or the Guarantor to Lender should for any reason subsequently be declared to be void or voidable under any state or federal law relating to creditors’ rights, including provisions of the Bankruptcy Code relating to fraudulent conveyances, preferences, and other voidable or recoverable payments of money or transfers of property (collectively, a “Voidable Transfer”), and if Lender is required to repay or restore, in whole or in part, any such Voidable Transfer, or elects to do so upon the reasonable advice of its counsel, then, as to any such Voidable Transfer, or the amount thereof that Lender is required or elects to repay or restore, and as to all reasonable costs, expenses, and attorneys fees of Lender related thereto, the liability of Borrower or the Guarantor, as applicable, automatically shall be revived, reinstated, and restored and shall exist as though such Voidable Transfer had never been made.

15.11           Integration.  This Agreement, together with the other Loan Documents, if any, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, whether before or after the date hereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of parties hereto has caused this Agreement to be executed as of the date set forth in the introductory paragraph of this Agreement.

LENDER

The Quercus Trust

By:   _________________________________
         Name:
         Title:

BORROWER

Applied Solar, Inc.

By:   _________________________________
         Name:
         Title:

GUARANTOR

Solar Communities I, LLC

By:   _________________________________
         Name:
         Title:

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EXHIBIT 1

Budget

[See attached.]

EXHIBIT 2

Interim Order

[See attached.]

EXHIBIT 3

Note

[See attached.]

EXHIBIT 4

Notice of Borrowing

[See attached.]

SCHEDULE 7.1

Liens Existing on the Petition Date

SCHEDULE 7.2

Capitalized Leases Existing on the Petition Date